Amendment No. 1 to draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on December 12, 2025. This Amendment No. 1 to draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

JOYBYTE HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 1211, 12/F, One Midtown
11 Hoi Shing Road, Tsuen Wan, Hong Kong
+852-2117-0848

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
800-221-0102]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Henry Yin, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR 852-3923-1111	Hermione Krumm, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Anthony N. DeMint, Esq. DeMint Law, PLLC 3753 Howard Hughes Pkwy, #200-314 Las Vegas, NV 89169 (702) 714-0889

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [●], 2026

JOYBYTE HOLDINGS LIMITED

[●] ORDINARY SHARES

This is the initial public offering of the ordinary shares, par value US$0.00001 per share (“Shares” or “Ordinary Shares”) of JoyByte Holdings Limited (“JoyByte Cayman”) (this “Offering”). We are offering [●] Ordinary Shares of JoyByte Cayman, on a firm commitment basis through the underwriters identified herein. No public market currently exists for our Ordinary Shares. The initial public offering price is expected to be between US$[●] and US$[●] per Ordinary Share. The number of Shares offered hereby is based upon an assumed offering price of US$[●] per Ordinary Share, the midpoint of such estimated price range. The actual initial public offering price of the Ordinary Shares will be determined between the underwriters and us at the time of pricing, considering, among others, our historical performance, prevailing market conditions, and overall assessment of our business. Therefore, the assumed initial public offering price per Ordinary Share used throughout this prospectus may not be indicative of the actual initial public offering price for the Ordinary Shares. See “Determination of Offering Price” for additional information.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market tier of the Nasdaq Stock Market (“Nasdaq”) under the symbol “[●]”. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application. However, there is no assurance that this Offering will be closed and our Ordinary Shares will be trading on the Nasdaq Capital Market. If Nasdaq does not approve our listing application, this initial public offering will be terminated.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” and “Risk Factors” on pages 10 and 14, respectively.

As of the date of this prospectus, the beneficial owner of the Company, Champion Wave Holdings Limited (our “Controlling Shareholder”) which is controlled by Ms. Yujie Chen, holds an aggregate of [5,550] Ordinary Shares, which represents an aggregate of [55.50]% of the total voting power. Upon completion of this Offering, our issued and outstanding shares will consist of [●] Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Shares, or [●] Ordinary Shares, assuming the over-allotment option is exercised in full. Upon completion of this Offering, our Controlling Shareholder will be the beneficial owners of an aggregate of [5,550] Ordinary Shares, which will represent an aggregate of [●]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or an aggregate of [●]% of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under the Nasdaq Listing Rules and, therefore, eligible for certain exemptions from the corporate governance requirements of the Nasdaq Listing Rules. If we cease to be a foreign private issuer, we intend to rely on these exemptions for so long as we are a controlled company under that definition. Furthermore, our Controlling Shareholder will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. For additional information, see “Risk Factors — Risks Related to Our Business and Industry — Our significant shareholder has considerable influence over our corporate matters.” on page 27 for further details.

We are not a Hong Kong operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating company in Hong Kong, HongKong Grand Universe Technology Limited (“Grand Universe”, also “Operating Subsidiary”). This is an offering of the Ordinary Shares of JoyByte Holdings Limited, the holding company in the Cayman Islands, and not the shares of Grand Universe. References to the “Company”, “we”, “us”, and “our” in this prospectus are to JoyByte Cayman, the Cayman Islands entity that will issue the Ordinary Shares being offered. References to Grand Universe in this prospectus is to the Hong Kong entity operating the business and generating all of the revenue and profit stated in the consolidated financial statements of the Company. Grand Universe is a wholly-owned subsidiary of Success Wave Holdings Limited (“Success Wave”), a company incorporated in the British Virgin Islands (the “BVI”), which is in turn wholly-owned by JoyByte Cayman. Investors purchasing our Ordinary Shares should be aware that they may never hold equity interests in Grand Universe directly. Investors are purchasing equity solely in JoyByte Cayman, the Cayman Islands holding company, which indirectly owns equity interests in Grand Universe. Because of our corporate structure, we as well as our investors are subject to unique risks due to uncertainty of the interpretation and the application of PRC laws and regulations, to the extent that they are made applicable to Grand Universe and its operations. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission (“CSRC”), if we fail to comply with their rules and regulations. PRC regulatory authorities could disallow our operating structure in the future, and this would likely result in a material change in our operations in Hong Kong and/or the value of our securities, which could cause the value of such securities to significantly decline or become worthless. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of risks facing the Company and this Offering as a result of this structure.

There are legal and operational risks associated with being based in and having all of our operations in Hong Kong. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale, significantly limit or completely hinder our ability to continue our operations, significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and may cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale” on page 16 for further details.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not operate in mainland China, do not have a VIE structure, and our business does not implicate cybersecurity, or involve any other type of restricted industry. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by the PRC government could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale” and “Risk Factors — Risks Related to Doing Business in Hong Kong — Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless” on page 16 and 17, respectively, for further details.

Our Ordinary Shares may be prohibited from being trading on a national securities exchange or in the over-the-counter market in the United States if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for two consecutive years. The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for three consecutive years beginning in 2021, the SEC may prohibit our Ordinary Shares from being traded on a national securities exchange or in the over-the-counter market in the United States. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by the former President of the U.S., Mr. Joe Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, WWC, P.C., is located at San Mateo, California, registered with the PCAOB, and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuingly pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.” on page 14.

We conduct all of our operations in Hong Kong through our Operating Subsidiary. Our Operating Subsidiary is our only operating subsidiary located in Hong Kong, while Success Wave is an intermediate holding company with no operations. However, cash may be transmitted between our Operating Subsidiary and Success Wave. For more details, refer to “Prospectus Summary - Transfers of Cash To and From Our Subsidiaries.” As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. However, there can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. See “Risk Factors — We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary” on page 27, “Risk Factors - To the extent cash or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets” on page 27, “Dividend Policy”, and “Consolidated Statements of Change in Shareholders’ Equity” in the Report of Independent Registered Public Accounting Firm for further details.

Cash may be transferred through our organization in the following manner: (i) funds are transferred to Operating Subsidiary from JoyByte Cayman through Success Wave in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Operating Subsidiary to JoyByte Cayman through Success Wave.

During the years ended June 30, 2025 and 2024 and up to the date of this prospectus, no transfers, dividends or distributions have been made by JoyByte Cayman, Success Wave and Grand Universe. We intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Ordinary Shares in the foreseeable future. As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our Operating Subsidiary through an intermediate holding company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 of this prospectus to read about factors you should consider before buying our Ordinary Shares.

	Per Ordinary Share	Total
Initial public offering price(1)	US$	US$
Underwriting discounts(2)	US$	US$
Proceeds to us (before expenses)(3)	US$	US$

(1)	Determined based on the proposed minimum offering price per Ordinary Share. Assumes that the underwriters do not exercise their over-allotment option. See “Underwriting” for additional information regarding underwriting compensation.
(2)	We have agreed to pay the underwriters a discount equal to seven percent (7.0%) of the gross proceeds of this offering. We have also agreed to pay the representative of the underwriters, American Trust Investment Services, Inc. (“ATIS” or the “Representative”), a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds raised and to reimburse the underwriters for certain expenses incurred relating to this offering. These payments will further reduce proceeds available to us before expenses. For a description of compensation and other items of value payable to the underwriters, see “Underwriting.”
(3)	If the underwriters exercise the option in full, and assuming an offering price of US$[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we expect our total cash expenses for this Offering (including cash expenses payable to the underwriter for their out-of-pocket expenses) to be approximately US$[●], exclusive of the above discounts and commissions. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This Offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. We have granted the underwriter an option for a period of [●] days after the closing of this Offering to purchase up to [●]% of the total number of our Ordinary Shares to be offered by us pursuant to this Offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$[*] and the total proceeds to us, before expenses, will be US$[*]. If we complete this Offering, net proceeds will be delivered to us on the closing date.

The underwriter expects to deliver the Ordinary Shares to purchasers against payment in U.S. Dollars to purchasers on or about [*], 2026.

Sole Book-Running Manager

American Trust Investment Services, Inc.

The date of this prospectus is [●], 2026.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Ordinary Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Ordinary Shares means that information contained in this prospectus is correct after the date of this prospectus.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Until [*], 2026 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You may lose all of your investment in our Ordinary Shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Ordinary Shares, we strongly urge you not to purchase any of our Ordinary Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Ordinary Shares as further detailed in this prospectus.

i

We do not recommend that you purchase our Ordinary Shares unless you have prior experience with investments in capital markets, possess basic knowledge of the mobile game industry, and have received independent professional advice.

Market and Industry Data

This prospectus includes statistics, other data and descriptive information relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications and surveys, government publications and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon therein. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Memorandum and Articles” refers to our memorandum and articles of association of the Company adopted on February 17, 2025 at incorporation;

●	“$” OR “US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“China” or the “PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong, Macau and Taiwan. For reference to specific laws and regulations adopted by the PRC, the definition of “China” or the “PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

●	“Ordinary Shares” are to the Ordinary Shares, par value of US$0.00001 per share, of JoyByte Holdings Limited;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Controlling Shareholder” refer to the ultimate beneficial owner of the Company, Champion Wave Holdings Limited, which is held by Ms. Yujie Chen. See “Management” and “Principal Shareholders” for more information;

●	“Migo” refers to Migo Corporation Limited, an independent market research agency, which is an independent third party;

ii

●	“Fiscal Year” or “FY” refers to Financial year ended or, as the case may be, ending June 30;

●	“Grand Universe” refers to HongKong Grand Universe Technology Limited, our operating subsidiary, incorporated on February 7, 2023;

●	“Group” refers to, collectively, the Company and all of its subsidiaries;

●	“HKD,” “HK$” or “HK Dollar” refers the legal currency of Hong Kong;

●	“Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“JoyByte Cayman,” the “Company,” “we” or “us” refers to JoyByte Holdings Limited, a Cayman Islands company and its wholly-owned and indirect wholly-owned subsidiaries, unless the context otherwise indicates; and

●	“mainland China” refers to the People’s Republic of China (excluding Hong Kong, Macau and Taiwan);

●	“Offering” or “IPO” refers to the initial public offering of JoyByte Holdings Limited;

●	“Operating Subsidiary” refers to Grand Universe;

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” or “PRC regulations,” or variations of such words or similar expressions, refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“shares”, “Shares”, or “Ordinary Shares” refer to the Ordinary Shares of JoyByte Holdings Limited;

●	“Success Wave” refers to Success Wave Holdings Limited, our British Virgin Islands subsidiary and the direct holding company of Grand Universe.

JoyByte Cayman is an exempted company with limited liability incorporated under the laws of the Cayman Islands as a holding company with operations conducted in Hong Kong through its Operating Subsidiary, Grand Universe. Our Operating Subsidiary’s reporting currency is HK$. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translation of amounts from HKD into USD has been made at the exchange rate of 1 USD to 7.8 HKD.

No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our Ordinary Shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under “Risk Factors,”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Unless the context otherwise requires, all references to “JoyByte Cayman”, “we”, “us”, “our”, the “Company” and similar designations refer to JoyByte Holdings Limited, a Cayman Islands company, and its wholly-owned and indirect wholly-owned subsidiaries.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 17, 2025, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Grand Universe. Grand Universe distributes casual and social mobile games globally (except the PRC).

Grand Universe was founded in February 2023. With a short operating history, Grand Universe has successfully reached a broad and active player base and achieve success in distributing casual and social mobile games. As of June 30, 2025, Grand Universe’s game portfolio includes 16 mobile games, including Annie’s Pursuit and Wasteland Billionaire. Our games are generally played in multiple short sessions and offer challenges for players to overcome during the gameplay. As of June 30, 2025, Grand Universe’s mobile games had over 25 million cumulative registered users. For the month ended June 30, 2025, Grand Universe’s average monthly active user (“MAU”) was over 720,000.

Grand Universe generally adopts a free-to-play model for its games. Users can generally play the games for free but the games offer the option to watch in-game advertisements or purchase virtual items in games to enhance their gameplay experience. We generally generate our revenue from users watching the in-game advertisements and the sales of in-game virtual items.

Grand Universe focuses on marketing and monetization of games and generally licenses games from third-party developers. Grand Universe carefully select games from various developers based on evolving market trends and users’ reviews. Grand Universe enters into exclusive license agreement with game developers for distribution of the games globally (except the PRC). Grand Universe generally pay the third-party developers fees amounting to a prescribed percentage of the gross billings.

We typically receive payment from third-party distribution channels and advertisers and/or their agents. We consider the game developer as our customer and regard ourselves as the agent of the game developer in dealing with the player of the game product. Pursuant to the service agreements between the Company and the third-party game developers, we charge the game developer a service fee based on certain percentage of the amounts remitted by distribution channels (e.g., Apple App Store, Google Play) from player purchases. For the fiscal year ended June 30, 2025 and 2024, the Company generated all of its revenues from three and one customers, among which customers located in the PRC accounted for approximately 60.3% and 100% of our annual revenue, respectively.

We, through our Operating Subsidiary, have achieved tremendous growth in our business. For each of the fiscal year ended June 30, 2025 and 2024, our total revenue derived from distributing mobile games was approximately US$2.9 million and US$1.1 million, respectively. Grand Universe has a strong game pipeline and plans to launch 4 new games in 2026.

According to Migo, the global online gaming industry continues its strong upward trajectory in 2025, propelled by advances in internet infrastructure, widespread smartphone adoption, and the surging popularity of esports and game streaming. The global games market is forecast to reach USD$335 billion in revenue by 2030, with online and mobile games comprising the majority of this figure. The number of global gamers is projected to exceed 2.66 billion by the close of 2025, underscoring the industry’s vast and inclusive reach. Driven by (i) high internet, mobile penetration and advancements in cloud gaming; (ii) diverse and affluent consumer base; (iii) supportive regulatory environment; and (iv) active gaming communities and influencers, it is expected that the Hong Kong online gaming industry will continue to grow.

Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

●	Strong monetization capability and captivating game experience

●	Strong distribution and marketing expertise

●	Experienced and committed management team

Our Strategy

Our principal growth strategies include further strengthening our market position and increasing our market share in the mobile game industry. We intend on achieving this growth by actively seeking new opportunities from our existing client base as well as new potential clients. To achieve these goals, we plan on implementing the following strategies:

●	Enrich our game portfolio and content offerings

●	Strengthen our distributing and operation team

●	Enhance our marketing effort

Corporate Structure

We are not a Hong Kong or a mainland China operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our operating company in Hong Kong, Grand Universe. This is an offering of the Ordinary Shares of JoyByte Holdings Limited, the holding company in the Cayman Islands, instead of the shares of Grand Universe.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this registration statement:

(1)	As of the date of this prospectus, there are 5 (five) shareholders of record that each has shareholding less than 5% of the issued and outstanding Ordinary Shares.

The chart below illustrates our corporate structure and identifies our subsidiaries immediately after our initial public offering:

(1)	As of the date of this prospectus, there are 5 (five) shareholders of record that each has shareholding less than 5% of the issued and outstanding Ordinary Shares.

Transfers of Cash To and From Our Subsidiaries

We conduct all of our operations in Hong Kong through our Operating Subsidiary. Our Operating Subsidiary is our only operating subsidiary located in Hong Kong, while Success Wave is an intermediate holding company with no operations. During the years ended June 30, 2025 and 2024 and up to the date of this prospectus, no transfers, dividends or distributions have been made by JoyByte Cayman, Success Wave and Grand Universe. Cash may be transferred through our organization in the following manner: (i) funds are transferred to our Operating Subsidiary, from JoyByte Cayman through our BVI subsidiary in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary to JoyByte Cayman through our BVI subsidiary. We intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Ordinary Shares in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Further, cash may be transmitted from our Operating Subsidiary to Success Wave and between our Operating Subsidiary. For more details, see section captioned “Related Party Transactions” in this prospectus.

We are not prohibited under the laws of the Cayman Islands to provide funding to our Operating Subsidiary through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

Cayman Islands. Subject to Cayman law, the Companies Act and our Memorandum and Articles, our board of directors may from time to time declare dividends in any currency to be paid to our members. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the memorandum and articles of association of an exempted company incorporated in the Cayman Islands, an exempted company incorporated in the Cayman Islands may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

Hong Kong. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our Operating Subsidiary through our intermediate holding company. As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred.

For more information, see “Dividend Policy,” “Risk Factors” and “Consolidated Statements of Changes in Shareholders’ Equity” in the audited financial statements for the years ended June 30, 2025 and 2024 contained in this prospectus.

Permission Required from Hong Kong Authorities

Hong Kong is a special administration region of China, having its own governmental and legal system that is independent from mainland China, and as a result, Hong Kong has its own distinct rules and regulation. Grand Universe is our Operating Subsidiary in Hong Kong. According to the legal opinion issued by our Hong Kong counsel, David Fong & Co., Solicitors, we, including Grand Universe, have received all requisite permissions or approvals from the Hong Kong authorities to operate our business, including but not limited to obtaining a relevant certificate of incorporation and business license, and that we, including Grand Universe, are not required to obtain any permission or approval from Hong Kong authorities to offer the shares of JoyByte Cayman to foreign investors. Further, uncertainties still exist due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. In the event that we, including Grand Universe, (i) do not receive or fail to maintain such permissions or approvals in the future, (ii) inadvertently conclude that relevant permissions or approvals were not required, or (iii) are required to obtain such permissions or approvals in the future following applicable laws, regulations, or interpretation changes, any action taken by the Hong Kong government could significantly limit or completely hinder our operations and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Permission Required from Mainland China Authorities

We conduct all of our operations in Hong Kong through our Operating Subsidiary. However, there are legal and operational risks associated with being based in and having all of our operations in Hong Kong. The PRC government has recently indicated that it may exert more control or influence over offerings of securities conducted overseas. As advised by our PRC Counsel, China Commercial Law Firm, as of the date of this prospectus, we are not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) to conduct business operations in China, given that: (i) we do not operate any network platform or provide any network service for individual users, (ii) all the customers and suppliers of our Operating Subsidiary are enterprises, (iii) we do not possess a large amount of personal information in our business operations, (iv) we are not recognized as “operators of critical information infrastructure” by any authentic authority, (v) we have not been involved in any investigations initiated by the CAC, nor have we received any inquiry, notice, warning, or sanction in such respect. Nevertheless, the Measures for Cybersecurity Review (2021 version) (“New Measures”) was recently adopted and the Network Internet Data Protection Draft Regulations is in the process of being formulated and the interpretation and application of these regulations remain unclear. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC governmental authorities required for the conduct of our business operations and overseas listings, including this Offering.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles by providing substantially requirements for filings of overseas offering and listing by domestic companies. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. As advised by our PRC counsel, China Commercial Law Firm, as of the date of this prospectus, our offering will not be identified as an indirect overseas issuance. The Trial Measures provides that only if the issuer meets both of the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

As advised by our PRC counsel, China Commercial Law Firm, in light of the foregoing, the listing of our Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and we are not required to complete the filing procedures as stipulated by the Trial Measures. This is because (i) the Company did not obtain any operating revenue, total profit, total assets and net assets in mainland China for the years ended June 30, 2025 and 2024, (ii) none of the Company’s business activities are carried out in mainland China, nor is its main place of business located in mainland China, and (iii) except for Ms. Yujie Chen who is a Chinese citizen and domiciled in Hong Kong, none of the members of the senior management team in charge of our business operations and management are Chinese citizens or domiciled in mainland China.

As advised by our PRC counsel, China Commercial Law Firm, given that the Company and its subsidiaries currently have no operations in mainland China, as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) we operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that Grand Universe is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

If we or our Operating Subsidiary (i) inadvertently conclude that such relevant permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change, including the expansion of the categories of industries and companies whose foreign securities offerings are subject to review and require us to obtain such permissions or approvals in the future by the CSRC or the CAC, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on any future operations we may have in China, limit our ability to pay dividends outside of China in the future, limit any potential future operations in China, potentially delay or restrict the repatriation of the proceeds from this Offering into China in the future, or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. We could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely should we have operations in the PRC in the future. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Further, the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for offering purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities with shares of the offshore special purchase vehicles to obtain the approval of the CSRC prior to the offering and trading of such special purpose vehicle’s securities on an overseas stock exchange. As advised by our PRC counsel, China Commercial Law Firm, we will not be required to submit an application to the CSRC for the approval of this Offering and trading of our Ordinary Shares because (i) our Operating Subsidiary was not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, (ii) our Operating Subsidiary is non-mainland China entities, and they have not been controlled by a non-PRC persons since its incorporation, and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, uncertainties still exist as to how the M&A Rules will be interpreted or implemented, and is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as us.

Summary of Risk Factors

Investing in our Ordinary Shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Ordinary Shares. If any of these risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Ordinary Shares would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Doing Business in Hong Kong

●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. Please refer to page 14 for further details.

●	Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted. Please refer to page 14 for further details.

●	Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale. Please refer to page 16 for further details.

●	The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Please refer to page 16 for further details.

●	Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Please refer to page 17 for further details.

●	In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the Offering. Please refer to page 18 for further details.

●	We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future. Please refer to page 19 for further details.

●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. Please refer to page 20 for further details.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Please refer to page 20 for further details.

●	Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

●	We face risks related to Nasdaq’s proposed rule on $25 million dollar minimum offering size for companies with principal operations in China, including Hong Kong, including the risk our securities will not be approved for listing on Nasdaq and this offering will not be completed.

●	The market for our Ordinary Shares may be subject to manipulation that is beyond our control which may result in sudden increases and decreases in the price of our Ordinary Shares.

Risks Related to Our Business and Industry

●	We may not be able to extend licenses for our existing licensed mobile games or introduce new licensed mobile games, which will materially and adversely affect our business operations and financial position.

●	We rely on a limited number of third-party developers to license mobile games to us.

●	Any restriction on access to major distribution channels, such as iOS App Store and Google Play, or failure to maintain relationships with the distribution channels, could lead to a significant decrease in the number of players

●	A majority of our revenue are generated from users watching the in-game advertisements and the sales of in-game virtual items, which may significantly decline if we fail to effectively market the items in the games.

●	Our significant shareholder has considerable influence over our corporate matters.

●	If we fail to retain existing users or add new users cost-effectively, or if our users decrease their level of engagement with Apps, our business, financial condition, and results of operations could be adversely affected.

Please refer to page 22 to 32 for further details.

Risks Related to Our Corporate Structure, Initial Public Offering and Ownership of Our Ordinary Shares

●	There may not be an active, liquid trading market for our Ordinary Shares, and we do not know if a more liquid market for our Ordinary Shares will develop to provide you with adequate liquidity.

●	Nasdaq may apply additional and more stringent criteria for our continued listing.

●	If we fail to continue to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

●	We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Please refer to page 33 to 36 for further details.

Recent Regulatory Development in China

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Cybersecurity Laws

On December 28, 2021, the CAC, the NDRC and several other administrations jointly adopted and published the New Measures, which came into effect on February 15, 2022. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

Given the nature of our business, we believe this risk is insignificant. Our Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, who may be PRC individuals. For general users, we only collect and process minimal required data to provide our services such as user ID, nickname and e-mail address. We do not gather Know Your Customer information for our users. We do not currently expect the New Measures to have an impact on our business, operations or this Offering as we do not believe that our Operating Subsidiary is deemed to be an “operator of critical information infrastructure,” “data processor,” or “network platform operator” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) as of date of this prospectus, our Operating Subsidiary has collected and stored personal information of far less than one million users; and (ii) as of the date of this prospectus, our Operating Subsidiary has not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Therefore, we are not covered by the permission and requirements from the CSRC nor CAC, and our Operating Subsidiary is not required to receive any permissions from PRC authorities to operate its current business in Hong Kong or issue shares to foreign investors.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated. If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this Offering and any follow-on offering, we cannot assure you that we will be able to list our Ordinary Shares on U.S. exchanges, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of our price of Ordinary Shares. See “Risk Factors — We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.”

Laws on Offshore Securities Offering

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Subsequently, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that only if the issuer meets both of the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Under the Trial Measures, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

As these laws and regulations are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures are required for this Offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for this Offering, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for this Offering. These regulatory agencies may impose fines and penalties on any future operations we may have in China, limit our ability to pay dividends outside of China in the future, limit any potential future operations in China, potentially delay or restrict the repatriation of the proceeds from this Offering into China in the future, or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of the Ordinary Shares Offering hereby.

Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

Implications of the HFCA Act

Our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. If our securities become listed on a national securities exchange or quoted on the over-the-counter market in the United States, trading in our securities may be prohibited under the HFCA Act, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for three consecutive years beginning 2021. Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in mainland China. On June 22, 2021, the U.S. Senate passed AHFCA Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by the former President of the U.S., Mr. Joe Biden, which contained, among other things, an identical provision to AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. The auditor of the Company, WWC, P.C., is located at San Mateo, California and is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect. WWC, P.C. has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act. See “Risk Factors — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.”

Corporate Information

Our principal executive office is located at Unit 1211, 12/F, One Midtown, 11 Hoi Shing Road, Tsuen Wan, Hong Kong, and our telephone number is +852-2117-0848. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168].

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least US$1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this Offering;

●	the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this Offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

THE OFFERING

Ordinary Shares offered by us	[●] Ordinary Shares (or [●] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full), based on an assumed offering price of US$[●] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

Offer Price:	We currently estimate that the initial public offering price will be in the range of US$[●] to US$[●] per Ordinary Share.

Ordinary Shares outstanding before this Offering	[●] Ordinary Shares are outstanding as of the date of this prospectus

Ordinary Shares to be outstanding after this Offering (1)	[●] Ordinary Shares, consisting of [●] Ordinary Shares (or [●] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full).

Option to purchase additional Ordinary Shares	We have granted the underwriters an option to purchase up to [●]% additional Ordinary Shares from us within [●] days of the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this Offering of approximately US$[●] million, or approximately US$[●] million if the underwriters exercise their option to purchase additional Ordinary Shares in full, based on an assumed initial public offering price of US$[●] per Ordinary Share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions, the Representative’s advisory fee, the non-accountable expense allowance and estimated offering expenses payable by us.

We intend to use the net proceeds from this Offering as follows:

●     approximately 30%, or US$[●], for strengthening our manpower;

●     approximately 20%, or US$[●], for cooperating with third-party developers to develop innovative mobile games;

●     approximately 20%, or US$[●], for enhancing our marketing effort; and

●     approximately 30%, or US$[●], for general administration and working capital.

See “Use of Proceeds” for additional information.

Risk factors	Investing in our securities involves a high degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

[Lock-up

The Company, our directors and officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six (6) months for the Company, its directors and officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares, after the date of closing of this Offering.]

See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[●]”. At this time, Nasdaq Capital Market has not yet approved our application to list our Ordinary Shares. The closing of this Offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this Offering will be closed and our Ordinary Shares will be trading on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application this initial public offering will be terminated.

Transfer Agent	[VStock Transfer, LLC]

(1)	The number of Ordinary Shares to be outstanding after this Offering is based on [●] Ordinary Shares outstanding as of the date of this prospectus.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●        no exercise by the underwriters of their option to purchase up to [●] additional Ordinary Shares from us; and

RISK FACTORS

An investment in our Ordinary Shares involves various risks. Prospective investors should carefully consider and evaluate each of the following considerations and all other information set forth in this prospectus before deciding to invest in our Ordinary Shares. The following section describes the significant risks that could directly or indirectly affect us and the value or trading price of our Ordinary Shares. The risk factors that are material to investors in making an informed judgment have been set out below. If any of the following considerations and uncertainties develops into actual events, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such cases, the trading price of our Ordinary Shares could decline and investors may lose all or part of their investment in our Shares. Prospective investors are advised to apprise themselves of all factors involving the risks of investing in our Ordinary Shares from their professional advisers before making any decision to invest in our Ordinary Shares.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. See section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Doing Business in Hong Kong

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we cannot guarantee that the implementation of the “one country, two systems” principle and the level of autonomy as currently in place will continue in the future. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted.

The AHFCA Act was enacted on December 23, 2022. On December 29, 2022, the Consolidated Appropriations Act was signed into law by the former President of the U.S., Mr. Joe Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed the AHFCA Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023. The PCAOB is continuingly pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

Our auditor, WWC, P.C., is an independent registered public accounting firm that issues the audit report included in this prospectus, which is headquartered in San Mateo, California and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress, or NPCSC. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice which could result in a material change in our operations and/or the value of our Ordinary Shares. It is also uncertain whether having a majority of our directors and officers located in Hong Kong will subject us to the oversight of the Chinese authorities in the future.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

JoyByte Cayman is a holding company and we conduct all of our operations through our Operating Subsidiary in Hong Kong. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented and if the PRC government chooses to exercise such significant oversight and discretion over the conduct of our business and may intervene or influence or control our operations at any time. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale; could significantly limit or completely hinder our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless.

Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Previous statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On December 28, 2021, the CAC, the NDRC and several other administrations jointly adopted and published the New Measures, which came into effect on February 15, 2022. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Our business belongs to the gaming industry, which does not implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that only if the issuer meets both of the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. As advised by our PRC counsel, China Commercial Law Firm, the listing of our Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and we are not required to complete the filing procedures as stipulated by the Trial Measures because the Company did not obtain any operating revenue, total profit, total assets and net assets in mainland China, the main parts of the Company’s business activities are neither carried out in mainland China, nor is its main place of business located in mainland China, and except for Ms. Yujie Chen who is a Chinese citizen and domiciled in Hong Kong, none of the members of the senior management team in charge of our business operation and management are Chinese citizens or domiciled in mainland China, we do not meet both of the above criteria simultaneously.

As advised by our PRC counsel, China Commercial Law Firm, as the Company and its subsidiaries currently have no operations in the mainland China, as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) we operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors and cause the value of such Ordinary Shares to significantly decline or become worthless.

In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the Offering.

Our operations are located in Hong Kong. Our Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, who may be PRC individuals. We do not gather Know Your Customer information for our users. For general users, we only collect and process minimal required data to provide our services such as user ID, nickname and e-mail address. As such, we may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in the PRC, including the CAC, the Ministry of Public Security, and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, and the New Measures, which came into effect on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it will be subject to cybersecurity review by the CAC. On June 10, 2021, the NPCSC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If any of our data processing activities conducted after the Data Security Law became effective were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions.

As advised by our PRC counsel, China Commercial Law Firm, we are not required to obtain any permissions or approvals by including the CSRC, CAC or any other PRC authorities for our operations or issue our Ordinary Shares including the Ordinary Shares being registered for sale to foreign investors under existing PRC laws and regulations, and have not received any requirement or were denied such permissions or approvals by any PRC authorities. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this prospectus, neither the Company nor its Operating Subsidiary possess a large amount of personal information in their business operations or is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, we do not believe that our Operating Subsidiary is deemed to be an “operator of critical information infrastructure,” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by our clients, suppliers and employees in accordance with prevailing business practices, but we do not handle a large amount of personal and confidential data in the ordinary course of business. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Our Operating Subsidiary is not required to receive any necessary permissions from PRC authorities to operate its current business in Hong Kong or issue shares to foreign investors.

However, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, it remains uncertain as to how the New Measures will be interpreted or implemented. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to current and future PRC laws, overseas securities offerings and other capital markets activities. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the New Measures. They may also take actions requiring us, or making it advisable for us, to halt this Offering before the settlement and delivery of the Ordinary Shares that we are offering. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties. If the CAC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this Offering and any follow-on offering, we may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require CSRC approval for a listing involving offshore special purchase vehicles that are controlled by PRC entities or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC entities or individuals with shares of the offshore special purchase vehicles. As advised by our PRC counsel, China Commercial Law Firm, we will not be required to submit an application to the CSRC for the approval of the Offering and trading of our Ordinary Shares under the M&A Rules because (i) our Operating Subsidiary was not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, (ii) our Operating Subsidiary is non-mainland China entity, and they have not been controlled by a non-PRC persons since its incorporation, and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, uncertainties still exist as to how the M&A Rules will be interpreted or implemented, and is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We may be required to obtain approval from PRC authorities in order to continue our listing on Nasdaq or to add new listings on other overseas stock exchanges in the future but cannot provide assurance that we will be able to obtain such approval.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Subsequently, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. According to the Trial Measures, together with the Guidance Rules and Notice, a domestic company in the PRC that seeks to offer and list securities on overseas markets shall fulfill the filing procedures with the CSRC as per requirement of the Trial Measures within 3 working days after the relevant application is submitted overseas. The Trial Measures also provides that only if the issuer meets both of the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China.

As advised by our PRC counsel, China Commercial Law Firm, the listing of our Ordinary Shares on Nasdaq does not constitute an “indirect overseas offering and listing by PRC domestic companies” and that we are not required to complete the filing procedures as stipulated by the Trial Measures the Company did not obtain any operating revenue, total profit, total assets and net assets in mainland China, the main parts of the Company’s business activities are neither carried out in mainland China, nor is its main place of business located in mainland China, and except for Ms. Yujie Chen who is a Chinese citizen and domiciled in Hong Kong, none of the members of the senior management team in charge of our business operation and management are Chinese citizens or domiciled in mainland China, we do not meet both of the above criteria simultaneously. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as us.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us, our customers, material vendors, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

Political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence and reduce spending of our players, which may result in material adverse impact to our revenue income and financial condition. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. Barriers to trade may bar sales to certain market or geographic locations, resulting in significant decrease in revenue. In addition, the current and future actions or escalations by either the United States or Hong Kong that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that, as a Cayman Islands exempted company, JoyByte Cayman is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Ordinary Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Ordinary Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Ordinary Shares of our company by investors who are non-PRC resident enterprises, our Operating Subsidiary will not be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. However, if our assessment on the filing under SAT Bulletin 7 and/or SAT Bulletin 37 is incorrect, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the fiscal years ended June 30, 2025 and 2024, our revenue mainly derived from distributing mobile games in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement gave Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities which are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA — authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiary’s business operations, this offering and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Ordinary Shares could decline because of such allegations, even if the allegations are false.

We face risks related to Nasdaq’s proposed rule on minimum offering size for companies with principal operations in China, including Hong Kong.

We note Nasdaq recently filed a proposed rule changed with the SEC that would require companies principally operating in China, including Hong Kong and Macau, to raise at least US$25 million in an initial public offering to list on Nasdaq.

We are a company with substantially all of our operations conducted in Hong Kong and, as such, may be subject to this proposed rule. Based on our plan to offer [*] Ordinary Shares at an expected price range of US$[*] to US$[*] per share, the total offering proceeds would be between US$[*] million and US$[*] million. These expected proceeds are below the proposed minimum threshold of US$25 million.

While this proposal has not yet been approved by the SEC, there is no assurance that it will not be adopted. If this proposal is approved and we fail to meet the minimum offering size requirement, our securities will not be approved for listing on Nasdaq. Furthermore, even if we are able to successfully list, this rule change may be part of a broader trend of heightened regulatory scrutiny and stricter listing requirements for companies with principal operations in China, Hong Kong, and Macau. Our ability to conduct future offerings or maintain our listing could be adversely affected if Nasdaq or the SEC implements additional stringent criteria. We may be required to expend significant resources to address any future regulatory changes or concerns, which could divert our management’s attention and resources from our business operations. Any such events could have a material adverse effect on our business, financial condition, and results of operations, and could cause a significant decline in the value of our securities.

The market for our Ordinary Shares may be subject to manipulation that is beyond our control which may result in sudden increases and decreases in the price of our Ordinary Shares.

On September 5, 2025, the Securities and Exchange Commission announced the formation of a special task force to strengthen and enhance its Division of Enforcement’s effort to detect and combat cross-border fraud harming U.S. investors. The task force will focus on investigating potential securities law violations, involving potential market manipulations related to foreign based companies, including companies with their business operations primarily based in China. These manipulations are often orchestrated by bad actors who disseminate false or misleading information in news letters or on social medial platforms in order to artificially increase the price of publicly traded securities followed by massive selling and profit taking resulting in losses to U.S. investors and listed companies. When these bad actors are located outside the jurisdiction of the United States, it may be difficult for investors to pursue and recover any losses that may have been caused by unlawful market manipulation. Should such a manipulation occur in the market for our Ordinary Shares, holders of our Ordinary Shares may experience a substantial loss on their investment.

Risks Related to Our Business and Industry

We may not be able to extend licenses for our existing licensed mobile games or introduce new licensed mobile games, which will materially and adversely affect our business operations and financial position.

Grand Universe focuses on marketing and monetization of games and generally license games from third-party developers. Most of the license agreements have a fixed term and can be renewed. However there is no guarantee that the third-party developer will renew the license agreements under terms acceptable to us. We also face challenges in identifying for new mobile games and secure licenses under profitable and acceptable terms. If we are unable to maintain good relationship with third-party developers, renew the licenses for our existing game portfolio and/or introduce new licensed games, our business operations and financial position may be materially and adversely affected.

During the fiscal year ended June 30, 2025 and 2024, our largest customers accounted for a significant portion of our total revenue.

A significant portion of our revenue was derived from a limited number of customers. We typically receive payment from third-party distribution channels and advertisers and/or their agents. We consider the game developer as our customer and regard ourselves as the agent of the game developer in dealing with the player of the game product. Pursuant to the service agreements between the Company and the third-party game developers, we charge the game developer a service fee based on certain percentage of the amounts remitted by distribution channels (e.g., Apple App Store, Google Play) from player purchases. For the fiscal year ended June 30, 2025 and 2024, the Company generated all of its revenues from three and one customers, respectively. In the fiscal year ended June 30, 2025, 2 of our customers each accounted for more than 10% of our annual revenue, namely Guangzhou Qingzhou Information Technology Company Limited and Nexfun Company Limited, for 59.4% and 39.7%, respectively. In the fiscal year ended June 30, 2024, 1 customer, namely Guangzhou Qingzhou Information Technology Company Limited, accounted for 100% of our annual revenue. There is no assurance that we will continue to obtain revenue from our major customers in the future. If there is a significant decrease in players’ purchase of our virtual items and products and advertising income, our financial condition and operating results would be materially and adversely affected.

We rely on a limited number of third-party developers to license mobile games to us.

As of June 30, 2025, Grand Universe entered into three game licensing agreements with three third-party developers. For the year ended June 30, 2025 and 2024, we paid commission to 3 and 1 third-party developers respectively. For the year ended June 30, 2025, our three third-party developers accounted for 59.1%, 39.9% and 1.0% of our commission paid, respectively. There is no assurance that we will continue to license mobile games from these third-party developers in the future. If there is a significant decrease in mobile games licensed to us by existing third-party developers, and we are unable to secure sufficient replacements from other third-party developers, our financial condition and operating results would be materially and adversely affected.

Any restriction on access to major distribution channels, such as iOS App Store and Google Play, or failure to maintain relationships with the distribution channels, could lead to a significant decrease in the number of players

We engage various game distribution platforms to market and promote our mobile games. Grand Universe distributes its mobile games through third-party distribution channels, including iOS App Store and Google Play. Our five largest suppliers accounted for approximately 85.6% and 94.8% of our total purchase from suppliers for the fiscal years ended June 30, 2025 and 2024, respectively. We rely on these third-party distribution channels and these game distribution platforms have stronger bargaining power than us. If we fail to maintain relationship with these major distribution channels, we may not be able to distribute mobile games on these channels, which could lead to a significant decrease in the number of players and may materially and adversely affect our business operations and financial position.

If we are unable to extend the relatively short expected game life of our mobile games or if our mobile games do not maintain their popularity during their expected life cycle, our business operations and financial position may be materially and adversely affected.

Our management believe that a mobile game generally has a short game life if it fails to introduce new elements appealing to payers to continue to play. When a mobile game begins to reach the later stage of its life cycle, the amount of revenue it generates may plateau and be lower than the maintenance costs. We may not be able to maintain or increase the profitability of such games indefinitely and develop new features or updates to attract a new player community. There is no assurance that the introduction of new features will be welcomed by our players. Any failure to extend the life cycle of our mobile games or maintain popularity of our existing games could materially and adversely affect our business operations and financial positions.

A majority of our revenue are generated from users watching the in-game advertisements and the sales of in-game virtual items, which may significantly decline if we fail to effectively market the items in the games.

Grand Universe generally adopts a free-to-play model for its games. Users can generally play the games for free but the games offer the option to watch in-game advertisements or purchase virtual items in games to enhance their gameplay experience. We generally generate our revenue from users watching the in-game advertisements and the sales of in-game virtual items. There is no assurance that we are able to effectively market the in-game virtual items or encourage players to watch our in-game advertisements. If the number of players who purchase our in-game virtual items decreases or the amount purchased decreases, or if the number of players who watch our in-game advertisement decreases, our business operations and financial position may be materially and adversely affected.

If we are unable to accurately assess our operating performance through certain key performance indicators, our ability to form appropriate business growth strategies may be impaired and our business operations and financial position may be materially and adversely affected.

We assess our operating performance using a set of key performance indicators, which include Monthly Active Users (“MAUs”) and cumulative registered users. Capturing accurate data is subject to various limitations, as is true with many internet companies. For example, we may need to collect certain data from third-party distribution platforms or other third parties, which limits our ability to verify the reliability of such data, or we may not be able to collect any data from third parties at all.

The key operating performance indicators we use may not always reflect our actual operating performance. Similarly, we may incorrectly assess our key operating performance indicators and in turn make incorrect operational and strategic decisions. Failure to capture accurate data or an incorrect assessment of this data may materially harm our business operations and financial position.

We cannot assure the contents of the mobile games are free from programming errors and/or intellectual property infringements and there is no assurance that our business operations will not infringe any patents, valid copyrights or other intellectual property rights held by third parties in the future.

Our licensed mobile games may contain undetected programming errors or infringe third-party intellectual property rights. We have no control over the content nor the game programming of the licensed games, as these remained in the control of the third-party developers. Moreover, there is no assurance that the contents of the licensed games will be well received by the market. Furthermore, we may be subject to claims and legal proceedings from time to time relating to the use of intellectual property of others. If we are found guilty, we may be prohibited from using such intellectual property, as well as paying licensing fees or forced to alter the contents of our mobile games. We may further be subject to fines and penalties in relation to such violations. Substantial time and money will be expended to defend against such claims, regardless of their merits. There is no assurance that we will not be alleged for infringing the patents, copyrights, trademarks or other intellectual property rights held by third parties and involve in claims and proceedings from time to time in the future. Should any of the above realize, it may materially and adversely affect our business operations and financial position.

Additionally, we cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We receive, process, and store personal information of players in the course of our business. This is subject to governmental rules and regulations regarding privacy. Any failure in compliance with such obligations may materially affect our business operations and reputation.

We receive, process and store personal information of players when they create their game accounts. Laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other player data on the mobile platforms are changing rapidly and subject to interpretations in different jurisdictions, which may not be consistent. Any failure or perceived failure by us to comply with our privacy policies, our privacy related obligations to players or third parties, or our privacy related legal obligations or any compromise in security that may result in unauthorized access, release or transfer of personally identifiable information or data may result in governmental enforcement actions, litigations, or public sanctions against us by players. Any loss of trust or confidence by our players may have a long term adversarial effect on our business operations and reputation.

Our continued success requires us to hire, train and retain qualified personnel in a competitive industry.

The success of our business depends upon our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel, such as Ms. Yujie CHEN, Mr. Wai Shing MAN and Mr. Sing Hon LAM. Additionally, the successful operation of our business depends upon our employees who possess the necessary and required experience and expertise and who will perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense. As a result, it may be difficult to attract and retain qualified individuals with the requisite expertise.

We may encounter external interruptions such as hacking or cheating. Any interruption to our services may material and adversely affect our reputation and results of operations.

We may face the challenge of external interruption, for example, parties unrelated to us may develop programs to interrupt the operation of our games; players may also develop programs or use other means such as hacking and cheating to infringe upon the game accounts of other users in order to gain unfair in-game advantages. While we offer customer service to our players, we may not be able to meet or conform to players’ requirements on rectification of defects and elimination of external interruptions in our games in a timely manner. We may incur additional costs in rectifying the defects or eliminating external interruptions or defending any legal proceedings and/or claims brought by our users. We do not carry any insurance against claims or liabilities of such nature. Continued hacking and cheating activities may adversely affect the image of our games and players perception of reliability of our games and our game distribution platforms. The occurrence of undetected errors or defects in our games, and our failure to discover and eliminate the external interruptions could disrupt our operations, damage our reputation and weaken players’ confidence in us, and may adversely affect our sales performance, financial condition and results of operations.

We are subject to payment-related risks and third-party payment processing-related risks, which could adversely affect our reputation and results of operations.

Players that purchase our virtual items and products through mainstream mobile payment solution or third party payment platforms. If any of the major payment service providers or payment platforms were to become unable or unwilling to settle the receivable in a timely manner or at all, the liquidity of our business could be adversely affected and they may have to write off receivables or increase provisions against bad debts, which may in turn affect revenue we are entitled to receive. Also, if any of such payment service providers or payment platforms were to become unable or unwilling to provide payment processing services, including processing payments made with credit cards and debit cards, our business operations and financial condition could be materially and adversely affected.

We are subject to client complaints in the course of our operations.

Given the nature of the mobile game industry and subjective views on the level of satisfaction of our services provided, on occasions, we are susceptible to complaints associated with our services. Common client complaints include (i) unsatisfactory results of our services, such as loss of connection; (ii) disputes over top-up of platform credits/in-game currency or the exchange into in-game virtual items; and (iii) unsatisfactory staff services.

Regardless of merit of the claims, we need to divert management resources and incur extra costs to handle these complaints and possible litigation matters which could affect our corporate image and reputation in the industry if they were widely published by the media. In certain circumstances, we may settle the complaints with our clients which may result in financial losses to us. In addition, we have not purchased any professional indemnity insurance for claims relating to losses arising from our services. A successful liability claim against us can result in legal costs which in turn, can affect our results of operation and financial condition.

We may not be able to implement our business plans effectively to achieve future growth.

Our expansion plan is based upon a forward-looking assessment of market prospects of the mobile game industry and there is no assurance that such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions, changes in supply and demand for our services and government regulations. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating its resources and managing its relationships with a growing number of business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

We have experienced recent rapid growth, which may not be indicative of our future growth. We may be unable to effectively manage the growth of our business, which could adversely affect our business, financial condition, and results of operations.

We have experienced rapid growth in the scale, scope, and complexity of our business. Although we were founded only in 2023, today, we have a globally diversified portfolio of 16 games. Our growth in any prior period should not be relied upon as an indication of our future performance, as we may not be able to sustain our growth rate in the future. Even if our revenue continues to increase, we expect that our revenue growth rate may decline in the future as a result of a variety of factors, including because of more difficult comparisons to prior periods and the saturation of the market. The overall growth of our revenue depends in part on our ability to execute on our growth strategies.

Additionally, the growth and expansion of our business has placed and continues to place a significant strain on our management, operations, financial infrastructure, and corporate culture. Our future success depends in part on our ability to manage this expanded business and to continue to grow our business. If not managed effectively, this growth could result in the over-extension of our management systems and information technology systems and our internal controls and procedures may not be adequate to support this growth. Failure to adequately manage our growth in any of these ways may cause damage to our brand and reputation and adversely affect our business, financial condition, and results of operations.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us.

Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of June 30, 2025 and 2024, we and our independent registered public accounting firm identified a few material weaknesses in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations within one year from the completion of the Offering; and ii) appointing independent directors, establishing an audit committee and strengthening corporate governance, which shall be completed upon the effectiveness of this registration statement. We do not expect to incur significant costs to remediate the material weaknesses.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this Offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the NASDAQ Listing Rules.

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

We are dependent on the income generated by our Operating Subsidiary in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiary do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

To the extent cash or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the PRC government to transfer cash or assets.

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. There is no assurance the PRC government will not intervene in or impose restrictions on our ability to transfer cash or assets

As a result of the above, to the extent cash or assets in the business are in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of our Company or our subsidiaries by the competent government to the transfer of cash or assets.

Our significant shareholder has considerable influence over our corporate matters.

Ms. Yujie Chen, our Chairman and Director, through Champion Wave Holdings Limited, beneficially owns and controls [5,550] Ordinary Shares that correspond to [55.50]% of the aggregate voting power on a pre-Offering basis and [●]% of the aggregate voting power on a post-Offering basis of our issued and outstanding Ordinary Shares (assuming no over-allotment option is exercised). Ms. Chen will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholder has, considerable influence over our corporate matters, his/her interests may differ from the interests of our company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur additional expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our projects.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include epidemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. Any such events could cause us to reduce or halt our operation, adversely affect our business operation, increase our costs and/or prevent us from completing our projects, any one of which could materially and adversely affect our business, financial condition and results of operations.

In such an event, our business operations may also be severely disrupted due to a negative impact on investor confidence and risk appetites, the fund-raising activities of issuers and proposed listing applicants, the macroeconomic conditions as well as the financial conditions in Hong Kong. Our business operations, financial condition as well as our fund-raising activities as contemplated by this prospectus may be materially and adversely affected as a result.

Our insurance coverage may not be adequate to cover potential liabilities.

Certain risks disclosed elsewhere in this section such as risks with third-party developers are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Ordinary Shares.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. The value of the Hong Kong dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar.

Our business is conducted in Hong Kong, our books and records are maintained in H.K. dollar, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between H.K. dollar and United States dollar affect the value of our assets and the results of our operations, when presented in United States dollars. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this Offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Our business is susceptible to government policies and macroeconomic conditions, including risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts.

The market growth of mobile game industry highly correlates to macroeconomic environment. Particularly, during economic downturns, due to limited disposable income, players are more conservative to invest capital resources to mobile games. As a result, the issue of macroeconomic condition may adversely impact the mobile game industry.

As our business and operations are based in Hong Kong, our business growth is primarily dependent upon the global economy and market condition. The market conditions are directly affected by, among other things, the global and local political and economic environments, such as uncertainties about the Sino-U.S. trade conflicts. Any sudden downturn in the general economic environment or change to political environment beyond our control may adversely affect the financial market sentiment in general. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Cybersecurity incidents could disrupt our business operations, which could result in the loss of critical and confidential information, and harm our business.

Global cybersecurity threats and incidents directed at us or any of our third-party service providers we engage can range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures known as advanced persistent threats. In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including our proprietary business information and intellectual property, and that of our customers, including personally identifiable information. Additionally, we rely increasingly on third-party providers to store and process data, and to communicate and work collaboratively. The secure processing, maintenance, and transmission of information are critical to our operations and we rely on the security procedures of these third-party providers. Although we employ comprehensive measures designed to prevent, detect, address, and mitigate these threats (including access controls, data encryption, vulnerability assessments, and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information of our customers) and the disruption of business operations. Any such compromises to our security, or that of our third-party providers, could cause customers to lose trust and confidence in us, and stop using our website and mobile application in their entirety. In addition, we may incur significant costs for remediation that may include liability for stolen assets or information, repair of system damage, and compensation to customers and business partners. We may also be subject to legal claims, government investigation, and additional state and federal statutory requirements.

Our business is intensely competitive. We may not deliver successful and engaging products and services, or consumers may prefer our competitors’ products or services over our own.

Competition in our business is intense. Many new products and services are regularly introduced, but only a relatively small number of products and associated services drive significant engagement and account for a significant portion of total revenue. Our competitors range from established game distributing companies to emerging start-ups. In addition, we compete with large, diversified companies that have strengthened their game distributing capabilities. Their greater financial and other resources provide larger budgets to recruit our key creative and technical talent, develop and market products and services that gain consumer success, shift player time and engagement away from our products and services, or otherwise disrupt our operations. We also expect new competitors to continue to emerge throughout the world. If our competitors develop more successful and engaging products or services, offer competitive products or services at lower price points, or if we do not continue to develop consistently high-quality, well-received and engaging products and services, secure partnerships with promising game studios, or if our marketing strategies are not innovative or fail to resonate with players, particularly during key selling periods, our revenue, margins, and profitability will decline.

We strive to partner with game studios that create innovative and high-quality games, and distribute such games that allow us to grow the global online communities and reach more players. However, innovative and high-quality titles, even if highly-reviewed or critically acclaimed, may not meet our expectations or the expectations of our players. Many financially successful games within our industry are iterations of prior titles with large established consumer bases and significant brand recognition, which makes competing in certain categories challenging. In addition, products or services of our direct competitors or other entertainment companies have shifted consumer spending or engagement from our products and services and may do so in the future, which could cause our products and services to underperform.

A significant portion of our revenue historically has been derived from products and services based on a few popular franchises, and the underperformance of a single major title has had, and could in the future have, a material adverse impact on our financial results. For example, we have historically derived a significant portion of our net revenue from sales related to our Annie’s Pursuit and Wasteland Billionaire franchises. Any events or circumstances that negatively impact our Annie’s Pursuit and Wasteland Billionaire franchise, such as product or service quality, other products that take a portion of consumer spending and time, the delay or cancellation of a product or service launch, increased competition for key licenses, or real or perceived security or regulatory risks, negatively impacts our financial results to a disproportionate extent.

We intend to further leverage artificial intelligence products developed and licensed by third parties. Performance issues, errors and defects, or failure to successfully integrate or license necessary third-party software could cause delays, errors, or failures of our services, increases in our expenses and reductions in our sales, which could materially and adversely affect our business, operating results and financial conditions.

We intend to utilize artificial intelligence (“AI”), which we define as a set of computational techniques and workloads involving training and inference of models, especially with deep learning and neural networks, that enable machines to perform tasks traditionally associated with human intelligence,   to enhance game features such as personalized player experiences (i.e. adaptive difficulty levels for puzzles), procedural content generation or player behavior analysis to increase player stickiness. We do not intend to utilize advance generative artificial intelligence to create entirely new games but rather to integrate artificial intelligence tools into our existing distribution model. Currently, we have no intention to internally develop such AI products, and instead, we plan to collaborate with third-party developers to acquire publishing rights for innovate mobile games that incorporate artificial elements.

Such third parties may discontinue their products or licenses, cease to provide their products or service to us and our Operating Subsidiary, go out of business, or otherwise cease to provide support for such products or services in the future. Commercially reasonable alternatives to the third-party software or services we license or receive, may not always be available, or it may be difficult or costly to replace existing third-party software or find a replacement third-party service. The use of additional or alternative third-party software will require us or our Operating Subsidiary to enter into license agreements with third parties, and we may not be able to enter into such agreements on advantageous terms. In addition, integration of the software used in the service of our Operating Subsidiary with new third-party software may require significant work and substantial investment of our time and resources. Also, to the extent that our services offerings depend upon the successful operation of third-party software, any undetected errors or defects in, or disruptions to the functionality of, such third-party software could prevent the deployment or impair the functionality of our services and operations, delay new services introductions, result in interruption of our operations, and injure our reputation, which in each case could harm our financial condition and results of operations.

There are significant risks involved in utilizing artificial intelligence and no assurance can be provided that our use of such artificial intelligence will enhance our products or services or produce the intended results. The AI models we plan to utilize, which are developed by external vendors, may be incorrectly designed, improperly maintained, incomplete, inadequate, or biased in some way, which could degrade the performance of our products, services, and business, harm our reputation, or expose us to liability through the violation of laws and regulations, third-party intellectual property, privacy, or other rights, or contracts to which we are a party. Further, artificial intelligence presents novel and significant ethical issues and may subject us and our subsidiaries to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of artificial intelligence, could impair the acceptance of artificial intelligence solutions, including those incorporated in our products and services. If the artificial intelligence tools that our Operating Subsidiary use are deficient, inaccurate or controversial, we and our Operating Subsidiary could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Because artificial intelligence technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of artificial intelligence.

We may not meet our product development schedules.

Our ability to meet product development schedules is affected by a number of factors both within and outside our control, including feedback from players, the creative processes involved, the coordination of large and sometimes geographically dispersed development teams, evolving work models, the complexity of our products and the platforms for which they are developed, the need to fine-tune our products prior to their release, and, in certain cases, approvals from third parties. Since the incorporation of Grand Universe, we have not experienced any material development delays for our products and services. Any failure to meet anticipated production or release schedules likely would result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development and/or marketing expenses, harm our profitability, and cause our operating results to be materially different than anticipated. If we miss key selling periods for products or services as a result of product delays or product cancellations, our sales likely will suffer significantly.

Our industry changes rapidly and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services.

Rapid changes in our industry require us to anticipate, sometimes years in advance, the ways in which our business can remain competitive in the market. We have invested, and in the future may invest, in new business and marketing strategies, tools and technologies, distribution methods, products, and services. There can be no assurance that the strategic investments we pursue will achieve financial results that meet or exceed our expectations. We may miss opportunities or fail to respond quickly enough to industry change, including the failure to adopt tools, technology and distribution methods or failure to develop new products, services or ways to engage with our games that become popular with consumers, each of which could adversely affect our financial results. For example, we expect our competitive landscape to evolve as artificial intelligence technology advances and is integrated into the markets in which we compete. Our competitors may incorporate new artificial intelligence tools and technology into their existing products and services more successfully, may use these new tools and technology more efficiently or may create new categories of products and services before we do.

Stakeholders have high expectations for the quality and integrity of our business, culture, products and services and we may be unsuccessful in meeting these expectations.

Expectations regarding the quality, performance and integrity of our business, brand, reputation, culture, products and services are high. Players and other stakeholders have sometimes been critical of our industry, brands, products, services, online communities, business models and/or practices for a wide variety of reasons, including perceptions about gameplay fun, fairness, game content, features or services, or objections to certain of our practices. These negative responses may not be foreseeable. We also may not effectively manage our responses because of reasons within or outside of our control. In addition, we have taken actions, including delaying the release of our games and delaying or discontinuing content, features and services for our games, after taking into consideration, among other things, feedback from our community or geopolitical events. These actions have had a negative impact on our financial results and have impacted our future development processes. We expect to continue to take actions as appropriate, including actions that may result in additional expenditures and the loss of revenue. Maintaining high ratings on the third-party console, platforms and devices on which we operate are important to drive players to our products and services. If we receive significant negative reviews that result in a decrease in our ratings, including as a result of negative review campaigns intended to harm our ratings, our games could be more difficult for players to find, negatively impacting our financial and operating results.

Certain of our games and features on our platforms support online features that allow players and viewers to communicate with one another and post content, in real time, that is visible to other players and viewers. From time to time, this “user generated content” may contain objectionable and offensive content that is distributed and disseminated by third parties and our brands may be negatively affected by such actions. If we fail to appropriately respond to the dissemination of such content, we may be subject to lawsuits and governmental regulation, our players may not engage with our products and services and/or may lose confidence in our brands and our financial results may be adversely affected.

Our products and services are extremely complex software programs and are difficult to develop and distribute. We have quality controls in place to detect defects, bugs or other errors in our products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding, and resource or technical constraints. If these quality controls and preventative measures are not effective in detecting all defects, bugs or errors in our products and services before they have been released into the marketplace, then our products and services could be below our standards and the standards of our players and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product or service, suspend the availability or sale of the product or service or expend significant resources to cure the defect, bug or error each of which could significantly harm our business and operating results.

Our revenue has been concentrated in the mobile app ecosystem and any failure to successfully expand and diversify our revenue sources beyond the mobile ecosystem could adversely affect our business, financial condition, and results of operations.

We face concentration risk in that our products and services operate in the mobile app ecosystem and specifically mobile gaming. As such, our business depends, in part, on the continued health and growth of these app ecosystems. Further, a significant portion of our revenue was derived from a limited number of customers. We typically receive payment from third-party distribution channels and advertisers and/or their agents. We consider the game developer as our customer and regard ourselves as the agent of the game developer in dealing with the player of the game product. Pursuant to the service agreements between the Company and the third-party game developers, we charge the game developer a service fee based on certain percentage of the amounts remitted by distribution channels (e.g., Apple App Store, Google Play) from player purchases. If any of these concentrated portions of our revenue are harmed or are lost, our business, financial condition, and results of operations could be adversely affected.

If we fail to effectively manage credit risk and interest rate risk, our business, financial condition, and results of operations could be adversely affected.

We face credit risk on our accounts receivable, cash balances in bank accounts and other current assets. We also face cash flow interest rate risk through the changes in interests rates and bank balances with floating interest rates. See “Management's Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosures about Market Risk” for further details. Although our management actively monitor the risk level, we cannot assure you that we are able to mitigate all risks in a timely manner, in particular risks beyond our control, such as a slowdown in economic growth, credit crsis or other adverse macroeconomic situations. If we fail to effectively manage credit risk and cash flow interest rate risk, our business, financial condition, and results of operations could be adversely affected.

If we fail to retain existing users or add new users cost-effectively, or if our users decrease their level of engagement with Apps, our business, financial condition, and results of operations could be adversely affected.

The size of our user base and the level of user engagement with our products and services are critical to our success. Our results of operations have been and will continue to be significantly determined by our success in acquiring and engaging our users. We expect that the number of our users may fluctuate or decline as a result of divestitures in our products and services or other actions we have taken in connection with our review of our portfolio, or in one or more markets from time to time, particularly in markets where we have achieved higher penetration rates or where the macroeconomic conditions have been negatively impacted. In addition, if people do not perceive our products and services as useful or entertaining, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement, which could harm our revenue. A number of games that we have distributed that achieved early popularity have since seen their user bases or user engagement levels decline. There is no guarantee that we will not experience a similar erosion of our users or user engagement levels. Our user engagement patterns have changed over time, and user engagement can be difficult to measure, particularly as we introduce new and different Apps. Any number of factors can adversely affect user growth and engagement, including if:

●	users increasingly engage with mobile apps offered by competitors or mobile apps in categories other than those of our products and services;

●	we fail to introduce new products and services that users find engaging or that achieve a high level of market acceptance or we introduce new products and services, or make changes to existing products and services that are not favorably received;

●	users feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size, and quality of advertisements that we display;

●	users have difficulty installing, updating, or otherwise accessing our products and services as a result of actions by us or third parties;

●	we are unable to continue to develop products and services that work with a variety of mobile operating systems and networks;

●	there are changes mandated by legislation, government and regulatory authorities, or litigation that adversely affect our products and services or users; and

●	questions about the quality of our products and services, our data practices or concerns related to privacy and sharing or other processing of user data, safety, security, or other factors.

Additionally, we expect it will become increasingly difficult and more expensive for us to acquire users for our products and services for a variety of reasons, including the increasingly competitive nature of the mobile app ecosystem and the significant amount of time and attention users are dedicating to competing entertainment options. Further, we believe that the changes that Apple has implemented during the last several years to its platform, particularly the removal of the Top Grossing rankings and decreasing the prominence of the Top Free rankings as well as transparency and Apple’s Identifier for Advertiser (IDFA) changes, have adversely affected the number of organic downloads of our products and services. If our competitors increase their user acquisition spending, we could experience higher costs per an install for our distributed games, which would adversely affect our revenue and margins. Furthermore, our spending on user acquisition is based on certain assumptions about their projected behavior, particularly for new games for which we do not have similar offerings in our portfolio to aid us in our modeling efforts. If we are unable to grow our user base and increase our user engagement levels, or unable to do so cost effectively, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Our Corporate Structure, Initial Public Offering and Ownership of Our Ordinary Shares

There may not be an active, liquid trading market for our Ordinary Shares, and we do not know if a more liquid market for our Ordinary Shares will develop to provide you with adequate liquidity.

Prior to this Offering, there has not been a public trading market for our Ordinary Shares. We cannot assure you that an active trading market for our Ordinary Shares will develop following this Offering, or if it does develop, will be maintained. We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this Offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. The public offering price for the Ordinary Shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. We intend to apply to list our Ordinary Shares on Nasdaq but we provide no assurance that our ordinary shares will be approved for listing on Nasdaq in connection with this Offering. Further, if we are successful in listing the Ordinary Shares on Nasdaq, we cannot ensure that an active public market for our Ordinary Shares will develop after this Offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

●	you may not be able to liquidate your investment in our Ordinary Shares;

●	you may not be able to resell your Ordinary Shares at or above the public offering price;

●	the market price of our Ordinary Shares may experience more price volatility; and

●	there may be less efficiency in carrying out your purchase and sale orders.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application for Purchaser Common Stock.

If we fail to continue to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future, even if we initially meet the listing requirements and other applicable rules of Nasdaq. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity. Additionally, the requirements of being a public company may strain our resources and divert management’s attention.

Upon completion of this Offering, we will become a public company in the U.S.. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Additionally, as a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this Offering, we will be a publicly listed company in the U.S.. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We do not currently plan to rely on home country practice with respect to any corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceed US$1.235 billion, (2) if we issue more than US$1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds US$700 million as of any February 28 before that time, in which case we would no longer be an emerging growth company as of the following February 28. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We expect that our Chairman and Director, Ms. Yujie Chen, through Champion Wave Holdings Limited will own a majority of our Ordinary Shares following the Offering and we will continue to be a controlled company as defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors — Our significant shareholder has considerable influence over our corporate matters.”

Ordinary Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sales, or the perception of future sales, of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The sale of substantial amounts of Ordinary Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this Offering we will have a total of [●] Ordinary Shares outstanding. Of the outstanding Ordinary Shares, the [●] Ordinary Shares sold or issued in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any Ordinary Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Ordinary Shares Eligible for Future Sale.” All remaining Ordinary Shares, which are currently held by our shareholder, may be sold in the public market in the future subject to the lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If our shareholder sells a substantial amount of Ordinary Shares, the prevailing market price for our Ordinary Shares could be adversely affected. Our executive officers, directors and shareholder will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of our Ordinary Shares and certain other securities held by them for a period of no less than six months following the date of this prospectus. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the Ordinary Shares subject to any such lock-up agreements. As restrictions on resale end, the market price of our Ordinary Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Ordinary Shares or other securities.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price. We may also experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The IPO price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our IPO. If you purchase our Ordinary Shares in our IPO, you may not be able to resell those Ordinary Shares at or above the IPO price. We cannot assure you that our Ordinary Shares’ IPO price, or the market price following our IPO, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our IPO. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our IPO in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds to finance further expansion of our capacity and business for our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

You will experience immediate and substantial dilution.

The IPO price of our Ordinary Shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Assuming the completion of the Offering, if you purchase Ordinary Shares in this Offering, you will incur immediate dilution in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. Please refer to the section titled “Dilution.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus, which may cause you to face difficulties in protecting your interests. Additionally, your ability to protect your rights through U.S. courts may also be limited, because we are incorporated under Cayman Islands law.

Although we are a Cayman Islands incorporated company, we conduct all of our operations in Hong Kong and all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the U.S. upon us or these individuals, or to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As at the date of this prospectus, our chairman and director, Ms. Yujie Chen, chief executive officer and director, Mr. Wai Shing MAN, chief financial officer, Mr. Sing Hon LAM, and all members of the board of directors of Joybyte Cayman, including [●], [●] and [●], are based in Hong Kong. We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the U.S. based on certain civil liability provisions of the securities laws of the U.S. or any state in the U.S.; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S..

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

●	is given by a foreign court of competent jurisdiction;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	is not in respect of taxes, a fine or a penalty;

●	was not obtained by fraud; and

●	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

David Fong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be registered and enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the U.S. and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

Our corporate affairs are governed by our Memorandum and Articles (as may be amended from time to time), , the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgage and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, please refer to the section titled “Description of Ordinary Shares — Material Differences in Cayman Islands Law and our Memorandum and Articles of Association and Delaware Law”.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address. If such mail is delayed, it may impair your ability to communicate with us.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Please refer to the section titled “Dividend Policy.” Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. There is no guarantee that the Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares and you may even lose your entire investment in the Ordinary Shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our future financial performance, including our expectations regarding our revenue, cost of revenue, and operating expenses, and our ability to achieve or maintain future profitability;

●	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

●	our ability to maintain the commercial viability and availability of our games distributing business;

●	our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation, privacy and data protection;

●	our ability to attract and retain employees and key personnel;

●	our ability to comply with evolving changes in the data protection, privacy and regulatory landscape applicable to our businesses;

●	our expectations regarding the macroeconomic environment, inflation and high interest rates, uncertainty in the global banking and financial services markets, political uncertainty and international conflicts around the world;

●	our ability to maintain, protect and enhance our intellectual property;

●	our ability to manage risk associated with our business;

●	the demand for the games that we distribute;

●	our expectations concerning relationships with third parties;

●	our ability to attract and retain users, including in new markets such as e-commerce;

●	our ability to compete with existing and new competitors in existing and new markets and offerings;

●	our ability to successfully acquire and integrate companies and assets and to expand and diversify our operations through strategic acquisitions and partnerships;

●	our expectations regarding new and evolving markets;

●	our expectations and management of future growth; and

●	our ability to develop and protect our brand.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this registration statement.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this registration statement. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this registration statement. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this registration statement relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this registration statement to reflect events or circumstances after the date of this registration statement or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, partnerships, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and industry publications through publicly available sources, as well as the industry report commissioned by us and prepared by Migo, an independent research firm, regarding our industry and our market position in Hong Kong. Statistical data in these publications may include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the mobile game industry, especially the increase in online activities among players at different stages of the production chain results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our operations. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

After deducting the estimated underwriters’ discount and commissions, the Representative’s advisory fee, the non-accountable expense allowance and offering expenses payable by us, we expect to receive net proceeds of approximately US$[●] (or US$[●] in the aggregate if the underwriters exercise their over-allotment option in full) from this Offering. These estimates are based upon an assumed IPO price of US$[●] per Ordinary Share, which is the midpoint of the range set forth on the cover of this prospectus.

We intend to use the net proceeds of this Offering as follows, after we complete the remittance process:

●	approximately 30%, or US$[●], for strengthening our manpower by recruiting external talent for game distributing, customer services and technical support;

●

approximately 20%, or US$[●], for cooperating with third-party developers with strong potentials to develop innovative mobile games, including artificial intelligence gaming. We intend to utilize artificial intelligence to enhance game features such as personalized player experiences (i.e. adaptive difficulty levels for puzzles), procedural content generation or player behavior analysis to increase player stickiness. We do not intend to utilize advance generative artificial intelligence to create entirely new games but rather to integrate artificial intelligence tools into our existing distribution model. We intend to collaborate with third-party developers to acquire publishing rights for innovate mobile games that incorporate artificial elements.

We expect the cost of incorporating artificial intelligence into our games would be up to US$1.6 million. We will then conduct integration, testing, a beta launch and a potential full launch in the second half of 2026, subject to the successful and timely completion of the preceding stages. If the result is satisfactory, we will further expand our partnership and portfolio in 2027;

●	approximately 20%, or US$[●], for enhancing our marketing effort; and

●	approximately 30%, or US$[●], for general administration and working capital.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

Each US$1.00 increase (decrease) in the assumed IPO price of US$[●] per Ordinary Share would increase (decrease) the net proceeds to us from this Offering by US$[●], assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, the Representative’s advisory fee, the non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this Offering by US$[●], assuming the assumed IPO price remains the same, and after deducting the underwriting discounts and commissions, the Representative’s advisory fee, the non-accountable expense allowance and estimated offering expenses payable by us.

DIVIDEND POLICY

During the years ended June 30, 2025 and 2024 and up to the date of this prospectus, no transfers, dividends or distributions have been made by JoyByte Cayman, Success Wave and Grand Universe. We intend to retain all available funds and future earnings, if any, for operation and business development, however, we may pay dividends on our Ordinary Shares in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

Under Cayman Islands law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits or our share premium account, if shares have been issued at a premium. No dividend may be paid out of our share premium account unless immediately following the payment we are able to pay our debts as they fall due in the ordinary course of business. Subject to compliance with applicable solvency requirements, there is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiary.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars or HK Dollar.

As an exempted company, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

CAPITALIZATION

The following tables set forth our cash and cash equivalents and capitalization as of June 30, 2025:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of [●] Ordinary Shares at an assumed initial public offering price of US$[●] per Ordinary Share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions, the Representative’s advisory fee, the non-accountable expense allowance and estimated offering expenses payable by us.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2025
	Actual (audited)	As Adjusted (unaudited)(1)
	(in US$)	(in US$)
Indebtedness:
Due to a director	311,106
Subtotal	311,106

Equity:
Ordinary Shares, US$0.00001 par value, 5,000,000,000 shares authorized, [10,000] Ordinary Shares issued and outstanding on an actual basis; and [●] Ordinary Shares issued and outstanding on an as adjusted basis	-
Additional paid-in capital(1)	391,025
Retained earnings	832,264
Total shareholders’ equity	1,223,289
Total capitalization	1,534,395

(1)	The as adjusted information is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this Offering as determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the deducting the underwriting discounts and commissions, the Representative’s advisory fee, the non-accountable expense allowance and estimated offering expenses payable by us.

A US$1.00 increase (decrease) in the assumed public offering price of US$[●] per Ordinary Share (which is the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) the as adjusted amount of each of total shareholders’ equity and total capitalization by approximately US$[●] million, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, the Representative’s advisory fee, non-accountable expense allowance, and estimated offering expenses payable by us.

Similarly, each increase (decrease) of one million Ordinary Shares offered by us would increase (decrease) total the as adjusted amount of each of stockholders’ equity (deficit) and total capitalization by approximately US$[●] million, assuming the assumed initial public offering price of US$[●] per Ordinary Share (which is the midpoint of the range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions, the Representative’s advisory fee, non-accountable expense allowance, and estimated offering expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, you will incur immediate dilution since the public offering price per Ordinary Share you will pay in this Offering is more than the net tangible book value per Ordinary Share immediately after this Offering.

The net tangible book value of our Ordinary Shares, as of June 30, 2025 was US$[1,069,832], or US$[●] per Ordinary Share. Net tangible book value per share represents the amount of our total tangible assets, excluding deferred IPO costs, reduced by the amount of our total liabilities, divided by the total number of Ordinary Shares outstanding. Tangible assets equal our total assets less intangible assets, deferred tax assets and deferred offering cost.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of Ordinary Shares in this Offering and the as adjusted net tangible book value per share immediately after completion of this Offering. After giving effect to the sale of the [●] Ordinary Shares being sold based on the assumed initial public offering price of US$[●] per Ordinary Share, and after deducting underwriters’ discount and commissions, the Representative’s advisory fee and the non-accountable expense allowance payable by us in the amount of US$[●] and estimated offering expenses in the amount of US$[●], our as adjusted net tangible book value would be approximately US$[●] or US$[●] per Ordinary Share. This represents an immediate increase in net tangible book value of US$[●] per share to existing shareholders and an immediate decrease in net tangible book value of US$[●] per share to new investors purchasing the Ordinary Shares in this Offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per Ordinary Share	$
Net tangible book value per Ordinary Share as of June 30, 2025	$
Increase in net tangible book value per Ordinary Share attributable to existing shareholders	$
As adjusted net tangible book value per Ordinary Share after this Offering	$
Dilution per Ordinary Share to new investors	$

Our as adjusted net tangible book value after the Offering, and the decrease to new investors in the Offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[●] per Ordinary Share (the midpoint of the initial public offering price range reflected on the cover page of this prospectus), would increase our as adjusted net tangible book value per Ordinary Share after this Offering by US$[●] per Ordinary Share and the dilution per Ordinary Share to new investors participating in this Offering by US$[●] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, the Representative’s advisory fee, non-accountable expense allowance, estimated offering expenses payable by us. Similarly, each 1,000,000 increase (decrease) in the number of Ordinary Shares offered by us would increase (decrease) our as adjusted net tangible book value per Ordinary Share after this Offering by US$[●] per Ordinary Share and decrease (increase) the dilution per share to new investors participating in this Offering by US$[●] per Ordinary Share, assuming that the assumed initial public offering price remains the same, deducting the underwriting discounts and commissions, the Representative’s advisory fee, non-accountable expense allowance, estimated offering expenses payable by us.

The following table sets forth, on an as adjusted basis as of June 30, 2025, the difference between the number of Ordinary Shares purchased from us, the total cash consideration paid, and the average price per Ordinary Share paid by our existing shareholders and by new public investors before deducting estimated underwriters’ discounts and commissions, the Representative’s advisory fee, the non-accountable expense allowance and estimated offering expenses payable by us, based on an assumed public offering price of US$[●] per Ordinary Share:

	Shares Purchased			Total Cash Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	US$		%	US$
New investors from public offering			%	US$		%	US$
Total		100.00%		US$	100%		US$

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this Offering determined at pricing. To the extent the underwriters’ over-allotment option is exercised or to the extent that we issue new securities which result in the issuance of additional Ordinary Shares, new investors would experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Our mission is to distribute captivating leisure mobile games and bring a smile to everyone who plays our games.

Headquartered in Hong Kong, We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 17, 2025, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Grand Universe. Grand Universe distributes leisure mobile games globally (except the PRC). Grand Universe was founded in February 2023. With a short operating history, Grand Universe has successfully reached a broad and active player base and achieve success in distributing leisure mobile games. As of June 30, 2025, Grand Universe’s game portfolio includes 16 mobile games, including Annie’s Pursuit, Wasteland Billionaire and Fantasy Screw. Our games are generally played in multiple short sessions and offer challenges for players to overcome during the gameplay. As of June 30, 2025, Grand Universe’s mobile games had over 25 million cumulative registered users. For the month ended June 30, 2025, Grand Universe’s average MAU was over 720,000, data of cumulative registered users and MAU extracted from third-party distribution platforms or other third parties.

For the years ended June 30, 2025 and 2024, our total revenue was US$2.9 million and US$1.1 million, respectively. Our gross profit and net income were US$1.4 million and US$1.1 million, respectively, for the year ended June 30, 2025, as compared to our gross loss and net loss of US$0.2 million and US$0.2 million, respectively, for the year ended June 30, 2024.

The Company markets and operates online games pursuant to business arrangements under which third-party game developers authorize the Company to conduct precision marketing, publishing and payment channel operation and/or brand development services.

Key factors affecting operating results

We believe the following key factors may affect our results of operations:

Ability of our Group to stay competitive in the market

Competition in our business is intense. Many new products and services are regularly introduced, but only a relatively small number of products and associated services drive significant engagement and account for a significant portion of total revenue. Our competitors range from established game distributing companies to emerging start-ups. We strive to partner with game studios that create innovative and high-quality games, and distribute such games that allow us to grow the global online communities and reach more players.

Ability to cope with rapid change of our industry

Rapid changes in our industry require us to anticipate, sometimes years in advance, the ways in which our business can remain competitive in the market. We have invested, and in the future may continue to invest, in new business and marketing strategies, tools and technologies, distribution methods, products, and services. There can be no assurance that the strategic investments we pursue will achieve financial results that meet or exceed our expectations. We may miss opportunities or fail to respond quickly enough to industry change, including the failure to adopt tools, technology and distribution methods or failure to develop new products, services or ways to engage with our games that become popular with consumers, each of which could adversely affect our financial results.

Concentration in the mobile app ecosystem

We face concentration risk in that our products and services operate in the mobile app ecosystem and specifically mobile gaming. As such, our business depends, in part, on the continued health and growth of these app ecosystems. Further, a significant portion of our revenue was derived from a limited number of customers. We typically receive payment from third-party distribution channels and advertisers and/or their agents. We consider the game developer as our customer and regard ourselves as the agent of the game developer in dealing with the player of the game product. Pursuant to the service agreements between the Company and the third-party game developers, we charge the game developer a service fee based on certain percentage of the amounts remitted by distribution channels (e.g., Apple App Store, Google Play) from player purchases. If any of these concentrated portions of our revenue are harmed or are lost, our business, financial condition, and results of operations could be adversely affected.

Key Operating Metrics

We are dedicated to creating and distributing high-quality, engaging casual and social mobile games that foster fun and connection among players globally. The Company's success is measured through key performance indicators (KPIs) such as total revenue, net income, and the number of games developed and launched.

Research and Development

The Company specializes in the marketing and monetization of casual and social mobile games, primarily by licensing titles from third-party developers. It does not maintain a formal research and development policy, focusing instead on strategic partnerships and effective monetization strategies to drive success.

Results of Operations

Comparison of Years Ended June 30, 2025 and 2024

The following table sets forth the consolidated results of our operations for the years ended June 30, 2025 and 2024, respectively, which may not be indicative of our Company’s future operating performance.

	2025		2024		Change	%
Revenue	US$	2,934,765	US$	1,130,773	1,803,992	159.5%
Cost of revenue		1,531,414		1,340,282	191,132	14.3%
Gross profit (loss)		1,403,351		(209,509)

General and administrative expenses		110,626		9,291	101,335	1090.7%
Total operating expenses		110,626		9,291

Operating income (loss)		1,292,725		(218,800)
Interest expense		8,129		8,742	(613)	(7.0%)

Income (loss) before taxes		1,284,596		(227,542)
Provision for (benefit from) income taxes		200,528		(35,894)

Net income (loss)	US$	1,084,068	US$	(191,648)

Income (loss) per share – Basic and diluted	US$	108.4	US$	(19.2)
Basic and diluted weighted average shares outstanding*		10,000		10,000

*	Shares presented on a retroactive basis to reflect the Reorganization.

Revenue

Revenue increased by approximately US$1.8 million or 159.5% from US$1.1 million in the year ended June 30, 2024 to US$2.9 million in the year ended June 30, 2025, mainly due to the increase in revenue from advertising agencies services. The number of games licensed by Grand Universe increased significantly from 3 games during year ended June 30, 2024 to 16 games during year ended June 30, 2025, the increase in revenue for the year ended June 30, 2025 was significantly contributed by these new licensed games.

The table below sets out our revenue by service categories of our clients for the years ended June 30, 2025 and 2024. The information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Disaggregated information of revenue by major sources are as follows:

	June 30,		June 30,
Total revenues as of:	2025		2024		Change	%
Distribution channels	US$	378,592	US$	636,572	(257,980)	(40.5%)
Advertising agencies		2,556,173		494,201	2,061,972	417.2%
Total	US$	2,934,765	US$	1,130,773

Disaggregated information of revenue by geographical area is as follows:

For the years ended June 30, 2025 and 2024, all of the Company’s revenues originated in the Asia Pacific region.

Disaggregated information of revenue by service delivery method is as follows:

For the years ended June 30, 2025 and 2024, all of the Company’s services were delivered through mobile.

Cost of revenue

Cost of revenue consists primarily of advertising and promotion through various channels (e.g. Apple App Store, Google Play) as well as traffic acquisition (strategies used to attract players). Grand Universe also promotes mobile games through various third-party platforms (e.g. Blue Media Pte Ltd, Newbyera Technology Ltd) to attract players. Our cost of revenue increased by approximately US$0.2 million or 14.3% from US$1.3 million in the year ended June 30, 2024 to US$1.5 million in the year ended June 30, 2025, mainly contributed by additional advertising and promotion cost for new mobile games launched during the year ended June 30, 2025.

Gross profit

Our gross profit increased by approximately US$1.6 million, from gross loss of US$0.2 million for the year ended June 30, 2024 to US$1.4 million for the year ended June 30, 2025. Loss margin was approximately 18.5% in the year ended June 30, 2024 and profit margin was approximately 47.8% in the year ended June 30, 2025. The increase in gross profit in the year ended June 30, 2025 was mainly attributable to a significant increase in the number of new mobile games launched during the year ended June 30, 2025.

General and administrative expenses

General and administrative expenses were approximately 3.8% and 0.8% of total sales in the year ended June 30, 2025 and the year ended June 30, 2024 respectively. General and administrative expenses are mainly management and office salaries, audit fees and operating lease cost. Our general and administrative expenses increased by approximately US$101,000 or 1190.7% from approximately US$9,000 in the year ended June 30, 2024 to US$111,000 in the year ended June 30, 2025. The increase in general and administrative expenses mainly contributed by an increase in staff salaries, audit fees and operating lease costs.

Interest expenses

Our interest expenses mainly comprised of interest on borrowings from an independent third party amounting to US$100,000 an interest rate of 12% per annum. Interest expense decreased by US$613, or 7.0%, from US$8,742 for the year ended June 30, 2024 to US$8,129 for the year ended June 30, 2025, and the borrowings was early repaid on March 4, 2025. Decreased interest expense on borrowings for the year ended June 30, 2025, due to a shorter borrowing period compared to the year ended June 30, 2024.

Income tax expense

We and our subsidiaries are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries are domiciled or operate. Income tax expense is comprised mainly of Hong Kong income tax.

The income tax expense was approximately US$0.2 million for the year ended June 30, 2025 and there was no income tax expenses for the year ended June 30, 2024 due to tax loss for the year ended June 30, 2024. The effective tax rate remained relatively stable at 15.8% for the year ended June 30, 2024 and 15.6% for the year ended June 30, 2025, respectively.

Net income

We recorded net income of US$1.1 million for the year ended June 30, 2025, compared to net loss of US$0.2 million for the year ended June 30, 2024. Such increase was attributable to the increase in revenue and gross margin, partially offset by the increase in income tax expense.

Liquidity and Capital Resources

We financed our operations primarily through cash flows from operations, borrowings from independent third party and from a related party, Ms. Yujie Chen, the majority shareholder of the Controlling Shareholder, which have historically been sufficient to meet our working capital and capital expenditure requirements.

The Company recorded a material change in the sources of funds financing our operations in the year ended June 30, 2025. For the year ended June 30, 2024, advance from a related party that is interest free and repayable on demand, to which Ms. Yujie Chen is the source of funds, amounting to US$294,867, was a major source of funds for financing our operations. For the year ended June 30, 2025, we recorded a significant increase in cash provided by operating activities from net cash outflow from operating activities of US$169,302 for the year ended June 30, 2024 to net cash inflow from operating activities of US$1,590,937 for the year ended June 30, 2025. The increase in cash provided by operating activities was mainly due to the increase of net loss from US$191,648 for the year ended June 30, 2024 to net income US$1,084,068 for the year ended June 30, 2025. We derived sufficient cash from our operating activities for the year ended June 30, 2025 and no longer have to rely on advances from Ms. Yujie Chen and borrowings as the source of funds, to finance our operations. Our ability to maintain sufficient cash provided by operating activities is dependent on our ability to maintain and expand our client base, enhance our relationships with partners, make adjustments to our business operations to adopt to the business environment, attract and retain our employees, manage our future growth, improve the operational efficiency of our Operating Subsidiary and navigate an evolving regulatory environment. If we fail to address the aforementioned risks and challenges, our business may be materially and adversely affected. There is no assurance that we will sustain profitability or positive cash provided by operating activities. Current capability to maintain sufficient cash provided by operating activities is not indicative of future operating results.

As of June 30, 2025, we had cash and cash equivalents of approximately US$1.9 million. As of June 30, 2025, our current assets were approximately US$2.4 million, and our current liabilities were approximately US$1.4 million. As of June 30, 2024, our current assets were approximately US$0.3 million, and our current liabilities were approximately US$0.5 million. Our current ratio improved from approximately 0.6 times in the year ended June 30, 2024 to 1.8 times in the year ended June 30, 2025.

In view of the current cash and bank balances, funds generated by our operating activities, we believe our Company has sufficient resources to meet the working capital needs in the next 12 months from the date of this prospectus. As of June 30, 2025 and 2024, the amounts due to Ms. Yujie Chen were US$311,106 and US$294,867, respectively. However, our ability to meet the liquidity and capital requirements will be subject to future economic conditions and other factors which are beyond our control.

We may declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Cash Flow

The following table sets forth a summary of our consolidated cash flows for the years ended June 30, 2025 and 2024, respectively:

	2025		2024
Net cash provided (used in) by operating activities	US$	1,590,937	US$	(169,302)
Net cash provided by financing activities		147,397		101,277
Net increase (decrease) in cash and cash equivalents	US$	1,738,334	US$	68,025

Cash provided by (used in) operating activities

For the year ended June 30, 2025, our net cash provided by operating activities was US$1,590,937, which primarily reflected cash inflow from our net income of US$1,084,068 adjusted for (i) net non-cash expenses of US$49,488, representing non-cash provision for expected credit losses and deferred tax expenses, and (ii) net increase in cash flow from changes in operating assets and liabilities of US$457,381 mainly attributable to cash inflow arising from accounts payable and income tax payable of US$691,152 and US$153,011 respectively, which were offset by cash outflow arising from accounts receivable, prepaid expenses and other current assets of US$378,040 and interest payable of US$8,742. The number of games licensed by Grand Universe increased significantly from 3 games during year ended June 30, 2024 to 16 games during year ended June 30, 2025, the increase in net cash provided by operating activities for the year ended June 30, 2025 was significantly contributed by revenue generated from these new licensed games.

For the year ended June 30, 2024, our net cash used in operating activities was US$169,302, which primarily reflected cash outflow of net loss of US$191,648 adjusted for (i) net non-cash expenses of US$34,855 including non-cash provision for expected credit losses and deferred tax expenses, and (ii) a net increase in cash flow from changes in operating assets and liabilities of US$57,200 mainly including cash inflow arising from accounts receivable of US$38,795, accounts payable of US$9,663 and interest payable of US$8,742.

Cash provided by financing activities

For the year ended June 30, 2025, net cash provided by financing activities was US$147,397, which mainly consisted of (i) cash inflow from settlement of subscription receivables of US$384,615 and net cash inflow from a related party, being Ms. Yujie Chen of US$66,239, and (ii) cash outflow arising from repayment of borrowings and payments of offering costs related to our initial public offering of US$100,000 and US$153,457 respectively.

For the year ended March 31, 2023, net cash provided by financing activities was US$101,277, which consisted of new borrowings of US$100,000 and advance from a related party, Ms. Yujie Chen of US$1,277, the majority shareholder of the Controlling Shareholder.

Off-Balance Sheet Arrangements

We had not entered any material off-balance sheet transactions and arrangements during the years ended June 30, 2025 and 2024.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements.

Leased Properties

Our Operating Subsidiary, Grand Universe, leases an office in Unit 1211, 12/F, One Midtown, 11 Hoi Shing Road, Tsuen Wan, Hong Kong, with a term from January 1, 2025 to December 31, 2025. The monthly rent for the office is US$1,410 (HK$11,000).

Capital Expenditures

We and our subsidiaries had not purchased any leasehold improvement and equipment for use in our operations during the years ended June 30, 2025 and 2024.

Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Accounts receivable, net

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates and repayment history. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the years ended June 30, 2025 and 2024 is US$349,981 and US$124,762, respectively.

Bank balances

The Company is exposed to concentration of credit risk on liquid funds. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Government of Hong Kong for a maximum amount of US$102,564 (HK8500,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Other current assets

The Company assessed the impairment for other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have had no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the director considers the loss allowance for other current assets as of June 30, 2025 and 2024 is US$48 and nil, respectively.

Interest rate risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

Except for bank deposits included in cash in the consolidated balance sheets, the Company has no other significant floating interest-bearing assets or liabilities. As the cash flow interest rate risk is considered low, the Company’s income and operating cash flows are substantially independent of changes in market interest rates. Accordingly, no sensitivity analysis has been presented.

Foreign currency risks

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in Hong Kong, which is the functional currency of the operating subsidiary. In the opinion of the directors of the Company, the currency risk is considered insignificant. The Company currently does not resort to any foreign currency hedging facilities to eliminate the currency exposures. However, the directors closely monitor the related foreign currency exposure and will consider foreign currency hedging to mitigate foreign currency risk should the need arise.

Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

Significant Accounting Policies and Estimates

Significant accounting policy is both material to the presentation of consolidated financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Significant accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Significant Accounting Policies and Estimates is as follows:

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets. The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company markets and operates online games pursuant to business arrangements under which third-party game developers authorize the Company to conduct precision marketing, publishing and payment channel operation and/or brand development services through:

(i) Distribution channels

All the online games that the Company markets or operates are under free-to-play basis whereby the players can play the game free of charge and are charged for purchase of virtual items in the game. Such payments are generally non-refundable and non-cancellable.

The Company considers the game developer as the customer and regard itself as the agent of the game developer in dealing with the player of the game product because (i) the game developer is responsible for providing game products, and embracing the right to authorize the Company to provide services; (ii) the game developer is responsible for the development, upgrade, update and maintenance of the game; (iii) the game developer independently sets the prices of virtual items in the game, and is responsible for the generation, transfer, operation and destruction of virtual items; and (iv) the game developer is responsible for hosting and maintaining the game server.

Pursuant to the service agreements between the Company and the third-party game developers, the Company charges the game developer a service fee based on certain percentage of the amounts remitted by distribution channels (e.g., Apple App Store, Google Play) from player purchases. Revenue is recognized on a net basis, representing amounts received from the distribution channels after deducting the distribution channels’ share and the developer’s share, at the point in time when the players pay for purchase of the virtual items in the game and the consideration is reasonably estimable.

(ii) Advertising agencies

The online games also allow the placement of advertisements within mobile applications, arranged through advertising agencies such as Google and AppLovin.

The Company considers the game developer as the customer and acts as an agent in arranging for advertisement placement because (i) the game developer is responsible for providing advertising inventories, and embracing the right to authorize the Company to arrange advertisements; (ii) the game developer is responsible for the development, upgrade, update, and maintenance of the game to ensure that the advertisements can be properly displayed; (iii) the Company does not set advertisement prices, which are determined by the advertising agencies; and (iv) the game developer is responsible for hosting and maintaining the game server.

Pursuant to the service agreements between the Company and third-party game developers, the Company charges the game developer a service fee based on certain percentage of the amounts remitted by the advertising agencies for advertisements displayed in the game. Revenue is recognized on a net basis, representing the Company’s share after deducting the shares of the game developer and the advertising agency, at the point in time when the advertisement is displayed and the consideration is reasonably estimable.

Use of estimates

The preparation of the consolidated financial statements in conformity with the US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Adoption of new accounting standard

In November, 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting (“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on July 1, 2024, which was applied retrospectively to all prior periods presented. See Note 14 for further information.

OUR CORPORATE HISTORY AND STRUCTURE

We are not a Hong Kong or a mainland China operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our operating company in Hong Kong, Grand Universe. This is an offering of the Ordinary Shares of JoyByte Holdings Limited, the holding company in the Cayman Islands, instead of the shares of Grand Universe.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this registration statement:

(1)	As of the date of this prospectus, there are 5 (five) shareholders of record that each has shareholding less than 5% of the issued and outstanding Ordinary Shares.

The chart below illustrates our corporate structure and identifies our subsidiaries immediately after our initial public offering:

(1)	As of the date of this prospectus, there are 5 (five) shareholders of record that each has shareholding less than 5% of the issued and outstanding Ordinary Shares.

Name	Background	Ownership
JoyByte Cayman	Incorporated on February 17, 2025 under the laws of Cayman Islands as an exempted company.	See “Principal Shareholders” for details of our shareholding structures immediately prior to and after this Offering.

Success Wave	Incorporated on January 21, 2025 under the laws of the BVI as a company limited by shares.	100% owned by JoyByte Cayman.

Grand Universe	Incorporated on February 7, 2023 as a limited liability company under the laws of the Hong Kong.	100% owned by Success Wave.

The Company, JoyByte Holdings Limited, is an exempted company with limited liability incorporated under the law of the Cayman Islands on February 17, 2025, with its sole shareholder at incorporation being Champion Wave Holdings Limited. The authorized share capital of the Company is US$50,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.00001.

Success Wave Holdings Limited was incorporated on January 21, 2025 under the laws of the British Virgin Islands. The sole shareholder of Success Wave Holdings Limited is JoyByte Holdings Limited.

HongKong Grand Universe Technology Limited was incorporated on February 7, 2023 under the laws of Hong Kong. The sole shareholder of HongKong Grand Universe Technology Limited is Success Wave Holdings Limited.

On March 6, 2025, Success Wave Holdings Limited acquired 50,000 shares, being the entire issued share capital of HongKong Grand Universe Technology Limited from Ms. Yujie Chen, at the consideration of HK$1. Subsequent to the transfer, HongKong Grand Universe Technology Limited became an indirect wholly-owned subsidiary of the Company.

On April 3, 2025, Champion Wave Holdings Limited entered into Sale and Purchase Agreements with Leading Best Global Limited and five other investors, respectively. Pursuant to the Sales and Purchase Agreements, Champion Wave Holdings Limited was to sell, and Leading Best Global Limited and five other investors were to acquire, 20.00%, 4.90%, 4.90%, 4.90%, 4.90% and 4.90% of the issued equity interests in JoyByte Holdings Limited, at the consideration of HK$600,000, HK$147,000, HK$147,000, HK$147,000, HK$147,000 and HK$147,000, respectively. On the same date, Champion Wave Holdings Limited executed the instrument of transfers whereby Champion Wave Holdings Limited transferred 2,000, 490, 490, 490, 490 and 490 Ordinary Shares, out of its 10,000 Ordinary Shares, to Leading Best Global Limited and five other investors, respectively. Subsequent to the transfers, JoyByte Holdings Limited is owned as to 5,550, 2,000, 490, 490, 490, 490 and 490 Ordinary Shares by Champion Wave Holdings Limited, Leading Best Global Limited and five other investors, respectively.

Our Controlling Shareholder, Champion Wave Holdings Limited, currently both directly and indirectly owns [55.50]% of our Ordinary Shares, and, upon consummation of this Offering, our Controlling Shareholder will own [●]% of our Ordinary Shares, which represent [●]% of the total voting power of our outstanding Shares assuming the underwriters do not exercise their over-allotment option (or [●]% of the total voting power assuming the underwriters exercise their over-allotment option). See “Risk Factors — Risks Related to Our Business and Industry — Our significant shareholder has considerable influence over our corporate matters.”

INDUSTRY OVERVIEW

The information presented in this section has been derived from an industry report commissioned by us and prepared by Migo, an independent research firm, regarding our industry and our market position in Hong Kong. We refer to this report as the “Migo’s Report.” We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this Offering has independently verified such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

Market Overview of the Online Gaming Industry

The online gaming industry in 2025 is vibrant and fast-evolving, defined by a wide range of game genres such as role-playing games (RPG), simulation, action and sports games, which are played across multiple platforms including PCs and, increasingly, mobile devices. According to the China Internet Network Information Center (CNNIC) latest published statistical report, as of June 2025, mobile gaming has surged ahead in popularity, especially in China, where the number of mobile internet users has reached approximately 1.12 billion and internet penetration stands near 79.7%. Advances in mobile technology, affordable smartphones, and widespread 5G connectivity have made mobile games the preferred choice for millions of users.

Revenue generation in the industry has diversified beyond traditional purchases to include free-to-play models, in-app purchases, subscriptions, advertising, esports, and even blockchain-based digital assets. Esports tournaments and influencer-driven live streaming have become central to player engagement and monetization. As the industry grows globally, major players are investing in cloud gaming, augmented reality (AR), virtual reality (VR) and artificial intelligence (AI) driven experiences to stay competitive, while also adapting to evolving regulatory standards and the increasing demand for localized, immersive, and social gaming experiences.

Overview of the Online Gaming Chain Analysis

The online gaming industry operates through a complex value chain, beginning with the conception and development of games and extending to end-user engagement and community participation. Creative teams—including writers, artists, and designers—develop game ideas and content, often leveraging intellectual property from partners such as sports leagues, music, or anime franchises. Game development involves programming, production, and rigorous quality assurance testing to ensure the final product meets high standards of playability, security, and performance. Prior to launch, content providers assess and refine the game to optimize the user experience.

Once a game is ready, publishers play a critical role in financing development, managing marketing strategies, and securing intellectual property rights. They also handle localization efforts, tailoring games for specific regions by adapting language, culture, and regulatory compliance—an essential step for diverse markets like Hong Kong. Distribution rights are negotiated with various digital stores and, occasionally, physical retailers. Publishers may operate their own in-house teams for these functions or partner with third parties, employing different marketing and pricing strategies to maximize reach and impact.

The distribution and technical delivery of online games are facilitated by a robust platform and infrastructure ecosystem. Games are hosted on a range of platforms—including PC, console, mobile, and cloud environments—managed by industry giants such as Apple, Google, Sony and Microsoft. Reliable backend infrastructure, including game servers, cloud hosting, and secure payment systems, is essential for supporting low-latency gameplay, high availability, and seamless in-app purchases or subscriptions. Distribution platforms like Apple App Store and Google Play ensure games are accessible and monetizable for global audiences.

Finally, online gaming service providers and marketing channels drive ongoing engagement and game popularity. These providers manage online lobbies, matchmaking, and server maintenance, ensuring smooth multiplayer experiences. They also handle community management, anti-cheat measures, and player support to foster a safe and engaging environment. Esports tournaments, live streaming, and influencer marketing further boost visibility and player acquisition. End users—gamers themselves—interact with these ecosystems by downloading, playing, and participating in communities, providing valuable feedback that guides updates, bug fixes, and new content development, thus completing and renewing the value chain. The following diagram illustrates online gaming chain analysis.

Source: MIGO

Types of online games

The online gaming market is diverse and encompasses a wide range of categories, each catering to different themes types, technologies, and player preferences. Below is an overview of the main segments of the online game categories.

Category	Description	Examples of Games

Casual and Social	These are easy-to-learn, accessible games designed for quick, enjoyable play sessions. They often feature simple mechanics and can be played alone or with friends online.	Puzzles, Candy Crush Saga, Block Blast, Words With Friends

Role-Playing Games (RPG) & Adventure	Games focus on character development, exploration, and storytelling. Players assume the roles of characters, make choices that affect the narrative, and engage in quests or missions within immersive worlds	World of Warcraft, Genshin Impact, Final Fantasy XIV

Strategy & Simulation	Strategy & Simulation games challenge players to plan, manage resources, and make tactical decisions, often simulating real-world systems or scenarios such as city-building, warfare, or business management.	The Sims Online, Animal Crossing, SimCity BuildIt

Action	Games emphasize fast-paced gameplay, requiring quick reflexes, hand-eye coordination, and precise timing, often featuring combat, platforming, or shooting challenges.	Call of Duty, Warzone Fortnite, Apex Legends

Sports and Racing	These games simulate real-world or fictional athletic competitions and races, letting players compete solo or with others in events such as football, basketball, car racing, or extreme sports.	FIFA Online, NBA 2K Online, Mario Kart Tour

Source: MIGO

Overview of the Casual and Social Games

Casual and social games are specifically designed to be accessible and enjoyable, catering to players of all ages and skill levels. Characterized by straightforward mechanics and intuitive controls, these games are easy to learn and play, whether individually or in the company of others online. Notable examples include puzzle games, match-three titles, party games, and light strategy offerings, many of which are readily available on mobile devices and social platforms, ensuring convenient, on-the-go entertainment.

A distinguishing feature of casual and social games is their emphasis on social interaction and community engagement. Elements such as leaderboards, cooperative gameplay modes, and in-game chat functionalities foster friendly competition and teamwork, thereby cultivating an inviting and dynamic environment. Whether participating in puzzle-solving, virtual trivia sessions, or multiplayer matches, players can enjoy brief yet engaging activities that also provide meaningful opportunities for social connection. The following table illustrates the types of romance and fashion found in casual and social game characters.

Characters of Casual and Social Games

Types: Romance/ Fashion

Core Gameplay	Creativity, customization, and story progression are central. Players may merge items, design outfits, or choose dialogue options to influence relationships or narrative outcomes. Often involves collecting items, unlocking content, and progressing through story chapters or fashion challenges.

Satisfaction	Bringing creative designs and fashion choices to life. Progressing romantic storylines and building relationships with characters. Unlocking rare outfits, accessories, or special story events. Personalizing avatars and sharing creations with others.

Strategies	Bringing creative designs and fashion choices to life. Progressing romantic storylines and building relationships with characters. Unlocking rare outfits, accessories, or special story events. Personalizing avatars and sharing creations with others.

Source: MIGO

Market Size

The global online gaming industry continues its strong upward trajectory in 2025, propelled by advances in internet infrastructure, widespread smartphone adoption, and the surging popularity of esports and game streaming. The global games market is forecast to reach USD$335 billion in revenue by 2030, with online and mobile games comprising the majority of this figure. The number of global gamers is projected to exceed USD$2.66 billion by the close of 2025, underscoring the industry’s vast and inclusive reach.

From 2019 to 2028 (forecast), the global gaming market has demonstrated robust growth across all major regions. In the Asia Pacific, the market expanded from USD$71 billion in 2019 to an estimated USD$182 billion by 2028, representing a Compound Annual Growth Rate (CAGR) of approximately 11.3%. North America grew from USD$48 billion to USD$89 billion over the same period, with a CAGR of around 6.6%. The Europe, Middle East, and Africa (EMEA) region saw its market size increase from USD$35 billion to USD$57 billion (CAGR of 5.6%), while Latin America experienced growth from USD$3 billion to USD$7 billion (CAGR of 9.8%). These figures illustrate the dynamic expansion of the gaming industry worldwide, with Asia Pacific remaining the largest and fastest-growing market, fueled by greater internet penetration, the proliferation of mobile gaming, and a rapidly expanding player base.

Rapidly growing markets such as Asia Pacific are being driven by young demographics and increasing access to the internet. As cloud gaming, VR, and blockchain-based games mature, analysts anticipate further innovation and sustained expansion—transforming both how games are played and how revenue is generated across the global industry. The following chart illustrates global gaming market from 2018 to 2028 (forecast).

Source: PwC’s Global Entertainment & Media Outlook, MIGO

Market Drivers

High Internet, Mobile Penetration and Advancements in Cloud Gaming

Hong Kong boasts one of the highest internet and mobile penetration rates in Asia. The widespread availability of high-speed broadband and 5G networks enables seamless online gaming experiences across PCs, consoles, and mobile devices. This robust digital infrastructure supports the growth of online gaming service providers, allowing them to deliver high-quality, low-latency gaming services to a large and tech-savvy population. The adoption of cloud gaming technology is accelerating in Hong Kong, supported by strong data center infrastructure and reliable connectivity. This trend lowers barriers for players who do not own high-end gaming hardware, expanding the addressable market for service providers and enabling innovative service models, such as gaming subscription platforms.

Diverse and Affluent Consumer Base

Hong Kong’s cosmopolitan population is open to both international and locally developed games. The high level of disposable income, coupled with a strong gaming culture, supports robust in-game spending on microtransactions, premium content, and subscription models. This consumer behavior incentivizes gaming service providers to introduce innovative monetization strategies and high-value service offerings. According to MIGO, mobile gaming is particularly popular in Hong Kong, accounting for an approximately 60% of the gaming market. The proliferation of smartphones and mobile payment platforms fuels the demand for cross-platform gaming services, cloud gaming solutions, and social features that connect players on the go.

Supportive Regulatory Environment

Compared to some neighboring regions, Hong Kong currently maintains a relatively open and supportive regulatory environment for online gaming. The absence of heavy-handed censorship and the presence of clear intellectual property protections encourage both local startups and international companies to invest in the sector.

Active Gaming Communities and Influencers

Hong Kong’s vibrant online gaming communities, along with the influence of local streamers and content creators, play a significant role in driving engagement and adoption of new gaming platforms and services. Service providers that collaborate with influencers and foster active communities are well-positioned to grow their user base and brand awareness.

Competitive Landscape

Diverse and Expanding Player Base

The global online gaming market features a complex mix of dominant international companies, rapidly growing regional publishers, technology giants, and agile startups. Established leaders like Tencent, Sony, Microsoft, and Activision Blizzard leverage their vast resources and franchises, but face growing competition from regional developers who tailor content for local audiences. At the same time, tech giants such as Google, Amazon, Apple, and Netflix are entering the space, capitalizing on their extensive infrastructure and user bases. Startups and indie studios further enrich the market by introducing new ideas, niche content, and innovative business models, making the landscape more dynamic and competitive.

Technological Disruption and Collaboration

Technology is fundamentally reshaping the gaming industry. The rise of cloud gaming and mobile platforms enables players to access high-quality games across devices without expensive hardware, lowering entry barriers and expanding the market. Tech companies and specialized cloud service providers are leading this shift, while telecom operators play a crucial role by offering low-latency, high-speed connectivity—especially with the advent of 5G. Strategic collaborations between gaming companies, telecoms, and cloud providers are essential for delivering seamless, high-quality gaming experiences that meet growing consumer expectations.

Innovation and Evolving Business Models

Continuous innovation is a hallmark of the online gaming sector. Startups and independent game studios drive experimentation with new genres, gameplay mechanics, and monetization strategies such as free-to-play, subscriptions, and in-game purchases. These innovations challenge larger companies to adapt quickly and keep pace with changing market trends. Furthermore, as the industry grows, companies must navigate an increasingly complex regulatory environment—addressing issues such as data privacy, responsible monetization, and content standards—which adds another layer of competition and complexity.

Emerging Technologies and Global User Engagement

The adoption of emerging technologies like VR, AR, blockchain, and AI is raising the bar for immersive and personalized gaming experiences. Companies that successfully integrate these technologies can differentiate themselves and attract new audiences. At the same time, the global nature of online gaming demands robust localization, culturally relevant content, and engaging online communities. Sustained user engagement—through regular updates, live events, and social features—is critical for building loyalty, driving in-game spending, and maintaining a competitive edge in a rapidly evolving global market.

Entry Barriers

Intellectual Property Licensing

Securing licenses for popular intellectual property (IP)—such as major sports leagues or entertainment franchises—is a major hurdle, especially in the sports simulation segment. Renowned IP owners like the NBA or FIFPro are highly selective, often partnering only with developers who have strong track records to protect their brand reputation and avoid market oversaturation. Newcomers face high upfront license fees, ongoing revenue-sharing agreements, and the challenge of convincing IP holders to collaborate, making it difficult for less-established developers to enter the market.

Technological Know-How and Talent

Developing high-quality, engaging online games demands substantial investment in research and development, advanced technology, and professional talent. Leading companies attract top-tier developers and engineers with competitive compensation and career opportunities, while new entrants may struggle to recruit and retain the skilled teams necessary for innovation and operational excellence. The high costs and time involved in building or acquiring this technological expertise further raise the barrier to entry.

Localization, Culture, and Language

To succeed in the global market, gaming companies must tailor their products to diverse cultural preferences and languages. Effective localization—including multilingual support and culturally adapted interfaces—is essential, particularly in regions with distinct local identities. This process requires dedicated resources and specialized expertise, increasing both the complexity and cost for gaming companies seeking international expansion.

Brand Reputation and Community Access

Trust and recognition are critical in attracting and retaining players. Established brands benefit from loyal user bases, strong relationships with influencers, and widespread distribution channels, making it difficult for new entrants to gain visibility and credibility. Building a reputable brand and active community presence requires sustained investment in marketing, customer support, and consistent service delivery.

Comprehensive Service Expectations

Players and partners increasingly expect end-to-end service offerings, including reliable server hosting, matchmaking, esports integration, customer support, and streamlined payment solutions. Providers must also ensure robust privacy protections, high uptime, and compliance with evolving regulations. The ability to deliver integrated, high-quality services is often beyond the reach of smaller or less experienced entrants. In sum, while the online gaming industry offers significant growth potential, new entrants face formidable barriers related to IP access, technological capability, localization, brand development, and the need for comprehensive, reliable service. Overcoming these requires substantial resources, deep expertise, and a strategic approach to market entry.

BUSINESS

Our Mission

We strive to distribute captivating casual and social mobile games and bring a smile to everyone who plays our games.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 17, 2025, as a holding company. We operate our business primarily through our indirectly wholly-owned Operating Subsidiary, Grand Universe. Grand Universe distributes casual and social mobile games globally (except the PRC).

Grand Universe was founded in February 2023. With a short operating history, Grand Universe has successfully reached a broad and active player base and achieve success in distributing casual and social mobile games. As of June 30, 2025, Grand Universe’s game portfolio includes 16 mobile games, including Annie’s Pursuit and Wasteland Billionaire. Our games are generally played in multiple short sessions and offer challenges for players to overcome during the gameplay. As of June 30, 2025, Grand Universe’s mobile games had over 25 million cumulative registered users. For the month ended June 30, 2025, Grand Universe’s average MAU was over 720,000.

Grand Universe generally adopts a free-to-play model for its games. Users can generally play the games for free but the games offer the option to watch in-game advertisements or purchase virtual items in games to enhance their gameplay experience. We generally generate our revenue from users watching the in-game advertisements and the sales of in-game virtual items.

Grand Universe focuses on marketing and monetization of games and generally licenses games from third-party developers. Grand Universe carefully select games from various developers based on evolving market trends and users’ reviews. Grand Universe enters into exclusive license agreement with game developers for distribution of the games globally (except the PRC). Grand Universe generally pay the third-party developers fees amounting to a prescribed percentage of the gross billings.

We typically receive payment from third-party distribution channels and advertisers and/or their agents. We consider the game developer as our customer and regard ourselves as the agent of the game developer in dealing with the player of the game product. Pursuant to the service agreements between the Company and the third-party game developers, we charge the game developer a service fee based on certain percentage of the amounts remitted by distribution channels (e.g., Apple App Store, Google Play) from player purchases. For the fiscal year ended June 30, 2025 and 2024, the Company generated all of its revenues from three and one customers, among which customers located in the PRC accounted for approximately 60.3% and 100% of our annual revenue, respectively.

We, through our Operating Subsidiary, have achieved tremendous growth in our business. For each of the fiscal year ended June 30, 2025 and 2024, our total revenue derived from distributing mobile games was approximately US$2.9 million and US$1.1 million, respectively. Grand Universe has a strong game pipeline and plans to launch 4 new games in 2026.

According to Migo, the global online gaming industry continues its strong upward trajectory in 2025, propelled by advances in internet infrastructure, widespread smartphone adoption, and the surging popularity of esports and game streaming. The global games market is forecast to reach USD$335 billion in revenue by 2030, with online and mobile games comprising the majority of this figure. The number of global gamers is projected to exceed USD$2.66 billion by the close of 2025, underscoring the industry’s vast and inclusive reach. Driven by (i) high internet, mobile penetration and advancements in cloud gaming; (ii) diverse and affluent consumer base; (iii) supportive regulatory environment; and (iv) active gaming communities and influencers, it is expected that the Hong Kong online gaming industry will continue to grow.

Our Competitive Strengths

Strong monetization capability and captivating game experience

Since its inception, Grand Universe has been focusing on creating a player-centric gaming environment and offer captivating game experience in order to reach a broad and active player base. Our management team observed that an increasing number of mobile phone users have turned to casual and social mobile games that they can play to “pass the time”. Grand Universe focuses on distributing mobile games with easy-to-play setting, can be played in multiple short sessions and offer challenges to overcome during the gameplay. For each of the fiscal year ended June 30, 2025 and 2024, our total revenue derived from distributing mobile games was approximately US$2.9 million and US$1.1 million, respectively. We believe our proven track record of successful and engaging titles enable us to cultivate a strong and devoted player base. We believe we are able to accurately capture the latest market trend and players’ interest and identify titles with strong monetization opportunities.

Strong distribution and marketing expertise

We engage various game distribution platforms to market and promote our mobile games. Grand Universe distributes its mobile games through third-party distribution channels, including iOS App Store and Google Play. We believe offering our mobile games on various platforms can increase exposures of our mobile games and reach a broader spectrum of audience. We market our mobile games through advertising and promotion through various channels as well as traffic acquisition. We also promote our mobile games through various third-party platforms to attract players. Grand Universe has successfully captured a large player base and achieve significant financial success. As of June 30, 2025, Grand Universe’s mobile games had over 25 million cumulative registered users. For the month of June 2025, Grand Universe’s MAU was over 720,000.

Experienced and committed management team

Our management team has extensive knowledge of business administration. Ms. Yujie Chen, our Chairman and Director, has over 10 years of experience in corporate finance, business and administrative management. Ms. Chen is responsible for our Group’s corporate finance, strategic planning and business development. Mr. Wai Shing Man, our Chief Executive Officer and Director, has over 7 years of experience in business administration. Mr. Man is responsible for our Group’s overall management. Mr. Sing Hon Lam, our Chief Financial Officer, has over 15 years of experience in the accounting, financing and auditing industry. Mr. Lam is primarily responsible for the financial management of the Company. We are supported by our strong team of employees, who possess the practical skills and experience required.

Our Growth Strategies

Enrich our game portfolio and content offerings

Leveraging our strong marketing expertise, we will continue to select and distribute captivating casual and social mobile games. We intend to identify third-party developers which demonstrate strong potentials through the network of our directors and officers. We intend to provide them with market information, game designs, story ideas and other insights to develop innovative mobile games and tailor games for the Company. We also intend to devote additional resources to our existing game portfolio by enhancing our customer services and improving technical support, which can in turn improve the gameplay experiences of our players.

Strengthen our distributing and operation team

We intend to strengthen our manpower in order to distribute and operate more mobile games at the same time. We intend to strengthen our game distributing team by recruiting external talent and cultivating our employees through in-house job training, secondment to other gaming companies and external training. We believe by strengthening our manpower we can distribute more distinctive titles and increase our profitability.

Enhance our marketing effort

We believe we can further stimulate the growth of our player base by enhancing our marketing effort. We intend to expand our promotion and marketing activities by participating in global game fairs and festivals, which shall improve recognition of Grand Universe’s titles. We also intend to offer additional in-game promotion activities to reward players for their devotion to our mobile games. We believe by increasing our exposures in the gaming industry and engaging our player base we can foster player community development and improve our profitability.

Our Business Model

Grand Universe mainly distributes games licensed from third-party developers. Grand Universe generally adopts a free-to-play model for its games. Users can generally play the games for free but the games offer the option to watch in-game advertisements or purchase virtual items in games to enhance their gameplay experience. We generally generate our revenue from users watching the in-game advertisements and the sales of in-game virtual items.

We strive to offer captivating casual and social mobile games to our users. As of June 30, 2025, Grand Universe’s game portfolio includes 16 mobile games, including Annie’s Pursuit and Wasteland Billionaire. Our games are generally played in multiple short sessions and offer challenges for players to overcome during the gameplay. Given the distinctive and engaging experience Grand Universe offers to its users, we have attracted a broad and active player base. As of June 30, 2025, Grand Universe’s mobile games had over 25 million cumulative registered users and over 25 million cumulative activated downloads. For the month of June, 2025, Grand Universe’s average MAU was over 720,000.

Building upon our successful track record, Grand Universe has continued to distribute stylish and aesthetically-pleasing casual and social mobile games to the community. Grand Universe has a strong game pipeline and plan to launch 4 new games in 2026, including 3 casual and 1 simulation mobile games. We expect Grand Universe’s game portfolio will continue to expand in the foreseeable future and will continue to seek out quality games to license from third-party developers.

Our Games

Annie’s Pursuit: Match Makeups

Annie’s Pursuit: Match Makeups is a match 3 casual adventure game offering addictive gameplay, hilarious storyline and exciting features. Players role-play Annie through her adventure in school in pursuit of true love. The game offers solo and player-versus-player match 3 games, makeovers options and home decoration options.

Wasteland Billionaire

Wasteland Billionaire is a tycoon leisure game offering the opportunity to build and manage a special plot of land to transform it from “wasteland” to an amazing beach. The game offers the user to build gyms, hotels, restaurants, bars and beach playgrounds. Players have to keep visitors happy and earn as much profit as possible while fending off thieves.

Our Business Workflow

Grand Universe generally licenses games from third-party developers. Our management regularly liaises with third-party developers to understand the market trend and explore potential cooperation opportunities. We identify potential games mainly through obtaining and testing game demos from third-party developers. We typically conduct gameplay assessment, testing and optimization before approving the games. We consider various factors before licensing games, including (i) market trend; (ii) market potential; (iii) synergy with our game portfolio; and (iv) gameplay experience.

After licensing the mobile games, we apply for game registration with the relevant platforms. It typically takes three to six months to complete the game registration. We tailor our distributing approach based on the mobile games’ characteristics and styles. We conduct testing and internal review of the mobile game and customize our marketing campaigns. We advertise on social medias and other platforms to establish a player community and increase exposures of our mobile games. After readying the mobile game for launch, we distribute the mobile game through a variety of distribution and marketing channels and attract players while facilitating in-game purchases and advertisements.

Grand Universe distributes its mobile games through third-party distribution channels, including iOS App Store and Google Play. We enter into non-exclusive distribution agreements with third-party distribution channels. We are responsible for the operation of the games, including updates and optimization, management of monetization events and in-game items, advertisement campaigns, technical support and other customer services. The distribution platforms are the primary channels through which we deliver and market our games to the players on their platforms.

We also enter into agreements with third-party distribution channels and advertisers and/or their agents. Although we do not consider them as our customers, the material terms that are generally contained in the agreements are set out below:

Scope of Services	We utilize the platform and services provided by third-party distribution channels and advertisers and/or their agents for monetization such as ad placement and app distribution.

Intellectual property rights	By utilizing third-party distribution channels and advertisers and/or their agents’ platform, we license them to use our content for service provision.

Data privacy	We are required to follow the privacy policy of their platform and comply with the relevant laws and regulations.

Fees and payment	We generally receive monthly payment based on their reporting.

Termination	We may terminate our engagement with them via their platform or notice to support. They may suspend or terminate at any time without notice.

We continue to review and engage with the third-party developers to optimize the games and fix technical issues. We further engage with our players to enhance their enjoyment, loyalty and monetization.

When a new user activates and registers an account for our games the first time through any channel, our internal system immediately generates a permanent and unique internal user identification (“UID”) for them. This UID serves as the primary key for all user behavior data and is used to calculate the number of cumulative registered users. As for MAU, we calculate based on the number of unique internal UIDs that have logged in or played the game within 30 days. For the products purchased, we calculate the total amount of products purchased by recording the virtual items or services purchased by a specific UID. We ensure the data collected are consistent, accurate and actionable by strictly following the “Extract, Transform and Load” model. Our system automatically pulls data through pre-built interfaces and regularly obtain activation volume, download volume and payment data via official APIs from third-party platform data. We cross-check in-game behavioral logs such as login and in-app purchase events to ensure consistency. All data is standardized into a single data model to ensure terminology and format consistency in subsequent processing. We rely on the unique internal UID generated when the user registered an account and all data is aggregated under the same UID, which eliminate duplicate counting caused by multiple platforms and ensure independence and accuracy of the data collected. We also employ anomaly detection mechanisms such as data volume/volatility monitoring, business logic validation and null/missing value check and ensure each anomaly is handled manually and separately.

We do not gather Know Your Customer information for our users. We strictly adhere to the principles under General Data Protection Regulation (GDPR) and other applicable rules and regulations under the jurisdictions that we operate and minimize collection of data and protect privacy. For general users, we only collect and process minimal required data to provide our services such as user ID, nickname and e-mail address.

Monetization and Pricing

Grand Universe generally adopts a free-to-play model for its games. Users can generally play the games for free but the games offer the option to watch in-game advertisements or purchase virtual items in games to enhance their gameplay experience. We generally generate our revenue from users watching the in-game advertisements and the sales of in-game virtual items. We tailor the virtual items or perks that player can obtain through in-game advertisement with reference to (i) the length of the advertisement video; (ii) targeted audience’s acceptability; and (iii) the demand of the virtual items. We typically determine the types, pricing and timing of our in-game virtual items based on (i) players’ spending patterns and preferences; (ii) targeted audience’s disposable income; (iii) consumption habits; (iv) anticipated demand; and (v) market prices of virtual items offered in similar mobile games. We closely monitor the statistics of purchased items to understand the consumption patterns of our players.

Payment Channels

Players that purchase our virtual items and products through mainstream mobile payment solution. Our players can make payments through the payment channels offered by Apple Pay and Google Pay. We are generally subject to the standard terms and conditions prescribe by these payment channels.

Marketing and Promotions

We market our mobile games through advertising and promotion through various channels as well as traffic acquisition. We also promote our mobile games through various third-party platforms to attract players. We tailor our marketing and promotional campaigns directly towards the demographics and characteristics of our target players. We advertise our mobile games on social medias and other online platforms. We make use of third-party advertising platforms by providing them with advertisement graphics and videos. The advertising platform generally charge a service fee with reference to the number of advertisement or the number of users’ actions.

Customers

We typically receive payment from third-party distribution channels and advertisers and/or their agents. We consider the game developer as our customer and regard ourselves as the agent of the game developer in dealing with the player of the game product. Pursuant to the service agreements between the Company and the third-party game developers, we charge the game developer a service fee based on certain percentage of the amounts remitted by distribution channels (e.g., Apple App Store, Google Play) from player purchases.

For the fiscal year ended June 30, 2025 and 2024, the Company generated all of its revenues from three and one customers, respectively. In the fiscal year ended June 30, 2025, 2 of our customers each accounted for more than 10% of our annual revenue, namely Guangzhou Qingzhou Information Technology Company Limited, a PRC company, and Nexfun Company Limited, a Vietnam company, for 59.4% and 39.7%, respectively. In the fiscal year ended June 30, 2024, 1 customer, namely Guangzhou Qingzhou Information Technology Company Limited, accounted for 100% of our annual revenue.

Grand Universe typically enters into game licensing agreements with our customers, with the major terms of the licensing agreements as follows:

Term	:	Typically three years, with priority in renewing the terms.

Exclusivity	:	Grand Universe typically has the exclusive right to distribute and operate the underlying licensed mobile games in the specified region (i.e. globally, except the PRC).

Fee arrangement	:	Typically a prescribed percentage of the gross billings.

Obligations	:

The game developer is required to ensure and maintain the servers for the designated mobile games and to ensure the stability of the servers. The game developer has the right to review the promotion materials that Grand Universe distributes for the mobile game.

Grand Universe has to ensure the games comply with the relevant laws. Grand Universe shall promote and commercialize the designated mobile games.

Intellectual property rights	:	The third-party game developer shall maintain all requisite intellectual property rights.

Termination	:	Either party may terminate in the event of a material breach of contract by the other party. The party at fault shall compensate the other party a liquidated sum.

Suppliers

Our suppliers mainly include payment channels and third-party advertising and marketing service providers. Our five largest suppliers accounted for approximately 85.6% and 94.8% of our total purchase from suppliers for the fiscal years ended June 30, 2025 and 2024, respectively.

In the fiscal year ended June 30, 2025, 4 of our suppliers, i.e., payment channels and third-party advertising and marketing service providers, namely Applovin (Singapore) Pte Ltd, Cloudtrons Century Co., Limited, Newbyera Technology Limited and Besitos Corporation, accounted for 29.8%, 23.3%, 15.5% and 10.6% of our total revenue purchases, respectively. In the fiscal year ended June 30, 2024, 2 of our suppliers, i.e., third-party advertising and marketing service providers, namely Bluemedia Pte. Ltd. and Applovin (Singapore) Pte Ltd, accounted for 38.3% and 36.4% of our total purchases, respectively. As of the date of this prospectus, none of our directors, executive officers, or their affiliates have any material relationship with any of our major suppliers.

Although the terms of engagement with our suppliers may vary, the material terms that are generally contained are set out below:

Scope of Service	Our suppliers generally provide us with advertising and marketing services related to the internet and mobile internet. Our suppliers are responsible for producing the advertising materials and provide other related business.

Delivery	We have the right to inspect the delivery of the advertising or marketing proposal, advertising agency, advertising materials and other relevant business.

Ownership	Generally all advertising materials or products produced by our suppliers belong to us. Our suppliers shall not disclose them to third parties without our consent.

Intellectual Property	All system-related technical information, proprietary technology, copyrights, patents and trademarks independently created or provided by our supplier shall remain in the ownership of our suppliers. Our suppliers are responsible to ensure lawful use of intellectual properties if they use materials from third parties.

Termination	Each party may terminate the agreement immediately without notice if the other party is subject to liquidation, bankruptcy, closure, government-ordered cessation of business, financial distress or violates the agreement and fail to remediate within the prescribed period.

Seasonality

We do not experience any seasonality in our business.

Insurance

We maintain employees’ compensation insurance for our directors and employees at our office and office insurance with China Ping An Insurance (Hong Kong) Company Limited. We believe that our current insurance policies are sufficient for our operations.

Licenses

As of the date of this prospectus, Grand Universe obtained the relevant business registration certificate in Hong Kong. We have obtained all licenses required for carrying on our business activities for the fiscal years ended June 30, 2025 and 2024 and as at the date of this prospectus.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the fiscal years ended June 30, 2025 and 2024 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Property

As of the date of this prospectus, we have not registered any patent or trademark. We have registered our domain name and website. You can find our website at grand-universe.com.

Properties

As of the date of this prospectus, Grand Universe entered into the following lease agreement:

Location	Term of lease	Size	Usage
Unit 1211, 12/F, One Midtown, 11 Hoi Shing Road, Tsuen Wan, Hong Kong	January 1, 2025 to December 31, 2025	Approximately 686 sq, ft,	Office

Employees

As of June 30, 2025, we employed a total of 6 employees located in Hong Kong. The following table sets forth a breakdown of our employees by function, as of June 30, 2025:

Functional Area	Number of Employees
Management	2
Game distributing and operation	2
Finance and administration	2
Total	6

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business in material jurisdictions.

Regulations Related to our Business Operation in Hong Kong

(A)	TRADE DESCRIPTION

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)

After an amendment in 2012, which came into operation in 2013, some new provisions in the Trade Description Ordinance (‘‘TDO’’) are relevant to commercial practice including advertising and marketing.

Under section 2 of the TDO, trade description can now be applied to a service. It means in relation to a service, an indication, direct or indirect, and by whatever means given, with respect to the service or any part of the service including an indication of any of the following matters:

(a)	nature, scope, quantity (including the number of occasions on which, and the length of time for which, the service is supplied or to be supplied), standard, quality, value or grade;

(b)	fitness for purpose, strength, performance, effectiveness, benefits or risks;

(c)	method and procedure by which, manner in which, and location at which, the service is supplied or to be supplied;

(d)	availability;

(e)	testing by any person and the results of the testing;

(f)	approval by any person or conformity with a type approved by any person; (g) a person by whom it has been acquired, or who has agreed to acquire it; (h) the person by whom the service is supplied or to be supplied;

(i)	after-sale service assistance concerning the service;

(j)	price, how price is calculated or the existence of any price advantage or discount.

Under section 7A of the TDO, a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer; or supplies or offers to supply to a consumer a service to which a false trade description is applied commits an offence. Under section 13E of the TDO, if the commercial practice (including advertising and marketing) contains misleading omission as to material information the trader commits a criminal offence.

Under section 18 of the TDO, any person who commits an offence under inter alia, section 7A or section 13E shall be liable on conviction on indictment to a maximum fine of HK$500,000.00 and imprisonment for 5 years; and on summary conviction to a maximum fine of HK$100,000.00 and imprisonment for 2 years. Further, under section 18A of the TDO, on conviction of an offence under inter alia sections 7A and 13E, the court has the additional power to order the payment of compensation.

According to section 20 of the TDO, if the offence is committed by a limited company and the offence has been committed with the consent or connivance or is attributable to the neglect of a person including a director, officer or manager they also commit the offence.

(B)	MISREPRESENTATION

Misrepresentation Ordinance (Chapter 284 of the laws of Hong Kong)

Under the Misrepresentation Ordinance, where a person has entered into a contract after a misrepresentation has been made to him, and (a) the misrepresentation has become a term of the contract; or (b) the contract has been performed, or both, then, if otherwise he would be entitled to rescind the contract without alleging fraud, he shall be so entitled, subject to the provisions of this Ordinance, notwithstanding the matters mentioned in (a) and (b) above.

Under section 3 of the Misrepresentation Ordinance:

(1)	Where a person has entered into a contract after a misrepresentation has been made to him by another party thereto and as a result thereof he has suffered loss, then, if the person making the misrepresentation would be liable to damages in respect thereof had the misrepresentation been made fraudulently, that person shall be so liable notwithstanding that the misrepresentation was not made fraudulently, unless he proves that he had reasonable grounds to believe and did believe up to the time the contract was made that the facts represented were true.

(2)	Where a person has entered into a contract after a misrepresentation has been made to him otherwise than fraudulently, and he would be entitled, by reason of the misrepresentation, to rescind the contract, then, if it is claimed, in any proceedings arising out of the contract, that the contract ought to be or has been rescinded the court or arbitrator may declare the contract subsisting and award damages in lieu of rescission, if of opinion that it would be equitable to do so, having regard to the nature of the misrepresentation and the loss that would be caused by it if the contract were upheld, as well as to the loss that rescission would cause to the other party.

(3)	Damages may be awarded against a person under subsection (2) whether or not he is liable to damages under subsection (1), but where he is so liable any award under subsection (2) shall be taken into account in assessing his liability under subsection (1).

(C)	PERSONAL DATA

Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong)

The Personal Data (Privacy) Ordinance protects the privacy interests of living individuals in relation to personal data. It covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data.

There are six principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose.

The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the Personal Data (Privacy) Ordinance. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed.

(D)	EMPLOYMENT

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage (set at HK$42.1 per hour as at the date of this prospectus) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into an MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as at the date of this prospectus), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as at the date of this prospectus). The employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as at the date of this prospectus).

(E)	HEALTH AND SAFETY

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and

●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment of up to 12 months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 15(1A) of the Employees’ Compensation Ordinance, employer shall report work injuries of its employee to the Commissioner of Labor not later than 14 days after the accident, irrespective of whether the accident gives rise to any liability to pay compensation.

Pursuant to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). Under section 40(1B) of the Employees’ Compensation Ordinance, where a principal contractor has undertaken to perform any construction work, it may take out an insurance policy for an amount not less than HK$200 million per event to cover his liability and that of his subcontractor(s) under the Employees’ Compensation Ordinance and at common law. Where a principal contractor has a policy of insurance under section 40(1B) of the Employees’ Compensation Ordinance, the principal contractor and a subcontractor insured under the policy shall be regarded as having complied with section 40(1) of the Employees’ Compensation Ordinance.

An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 (currently at HK$100,000) and to imprisonment for two years.

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

(F)	GENERAL

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person who carries on a business in Hong Kong to apply for business registration within one month from the date of commencement of the business, and to display a valid business registration certificate at the place of business.

Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for one year.

Taxation

Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law of PRC, or the Enterprise Income Tax Law, while the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law of PRC, or the Implementing Rules on December 6, 2007, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was further amended by SCNPC on February 24, 2017, which stimulates that corporate income tax shall be payable by a resident enterprise for income derived from or accruing in or outside China. Corporate income tax shall be payable by a non-resident enterprise, for income derived from or accruing in China by its office or premises established in China, and for income derived from or accruing outside China for which the established office or premises has a de facto relationship. The corporate income tax shall be at the rate of 25%. The applicable tax rate for income of a non-resident enterprise under the provisions of the third paragraph of Article 3 shall be 20%. Corporate income tax for qualified small profit enterprises shall be at a reduced tax rate of 20%. Corporate income tax for key advanced and new technology enterprises supported by the State shall be at a reduced tax rate of 15%. On the other hand, the State Administration of Taxation provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore enterprise is located in China. Simply speaking, the criteria is more focused on substantive rather than format. Pursuant to its Circular 82 of 2009, the criteria to determine “de facto management body” include: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Furthermore, the SAT published Bulletin 45 in September 2011, which provides more guidance on the implementation of the definition and provides for procedures and administration details on determining resident status and administration on post-determination matters. However, the SAT Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups rather than those controlled by PRC individuals or foreign individuals. So far there is no further criteria passed yet and no applicable legal precedents either, therefore it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. Under these existing criteria, it is unlikely that we will be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. If so, it would likely result in unfavorable tax consequences to our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

On August 21, 2006, China and Hong Kong signed the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income. When a Chinese company distributes dividends to Hong Kong residents (beneficiary owners of dividends), if the recipient directly owns at least 25% of the equity interest in the above-mentioned Chinese company, the Chinese withholding tax rate is 5%, otherwise it is 10%. On October 14, 2019, the State Administration of Taxation promulgated the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which stimulate that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection”. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and accept follow-up administration by the tax authorities.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Yujie CHEN	35	Director and Chairman of the Board of Directors
Wai Shing MAN	32	Director and Chief Executive Officer
Sing Hon LAM	39	Chief Financial Officer
[●]*	[●]	Independent Director Nominee
[●]*	[●]	Independent Director Nominee
[●]*	[●]	Independent Director Nominee

*	Each of our independent director nominee has accepted our appointment to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Yujie CHEN is the Chair of the board of the Company and a Director and is responsible for our Group’s corporate finance, strategic planning and business development. Ms. Chen has been serving as a director of Grand Universe since February 2023 and a director of the Company since March 2025. Ms. Chen has over 10 years of experience in corporate finance, business and administrative management. From April 2013 to April 2014, Ms. Chen served as the manager-in-charge of the retail banking division of China Guangdong Development Bank, Shenzhen Branch. From April 2015 to December 2019, Ms. Chen worked at Boyuan Hongsheng Investment as a Partner, responsible for advising on corporate investment, pre-IPO investment and mergers and acquisitions. Ms. Chen has been a director of Grande Capital Limited since January 2023 and a director of Grande Group Limited (Nasdaq: GRAN) since June 2024. Ms. Chen obtained a Bachelor of Accountancy from Wuhan University in September 2011 and a Master of Business Administration from the University of Hong Kong in July 2023.

Wai Shing MAN is the chief executive officer of the Company and a Director and is responsible for our Group’s overall management. Mr. Man has been serving as an executive officer of Grand Universe since January 2025. Mr. Man has over 7 years of experience in business administration. Since June 2017, Mr. Chen served as the chief operating officer of Hoi Sing Decoration Engineering Co., Ltd.. Mr. Man obtained a Postgraduate diploma in Quantity Surveying from University College of Estate Management in 2023. Mr. Man obtained a Bachelor of Commerce in Marketing from Curtin University in 2017 and a Bachelor of Science in Accounting and Finance from the University of Brighton in 2014.

Sing Hon LAM is the chief financial officer of the Company and is responsible for our Group’s financial management. Mr. Lam has over 15 years of experience in the accounting, financing and auditing industry. From November 2018 to July 2023, Mr. Lam was the financial controller of Tian Cheng Holdings Limited (HKEx: 2110). From December 2015 to November 2018, Mr. Lam was the financial controller of Cherish Holding Limited (HKEx: 2113). From January 2015 to November 2015, Mr. Lam was the financial controller of LEAP Holdings Group Limited (HKEx: 1499). From November 2011 to March 2014, Mr. Lam worked as an auditor in RSM Nelson Wheeler. Mr. Lam obtained a Master of Science in Corporate Governance and Compliance from Hong Kong Baptist University in 2023 and a Bachelor of Business with major in Accounting from the Monash University in 2007. Mr. Lam has been a member of the CPA Australia since 2008, a qualified CPA since 2012 and a fellow CPA since 2024. Mr. Lam has been an associate member of the Hong Kong Chartered Governance Institute since 2023.

[●] is an independent nominee who will be appointed as one of our independent directors prior to the effectiveness of this registration statement of which this prospectus forms a part. [●] We believe [●] is well qualified to serve on board of directors as an independent director based on [his] extensive work experience in various fields.

[●] is an independent nominee who will be appointed as one of our independent directors prior to the effectiveness of this registration statement of which this prospectus forms a part. [●] We believe [●] is well qualified to serve on board of directors as an independent director based on [his] extensive work experience in various fields.

[●] is an independent nominee who will be appointed as one of our independent directors prior to the effectiveness of this registration statement of which this prospectus forms a part. [●] We believe [●] is well qualified to serve on board of directors as an independent director based on [his] extensive work experience in various fields.

Family Relationships

As of the date of this prospectus, there are no family relationships among our directors and executive officers.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this Offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Ordinary Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt: (i) a Code of Business Conduct and Ethics; (ii) an Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Board of Directors

Our board of directors will consist of [five] directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq rules.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of [●], [●], and [●]. [●] will be the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [●] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of [●], [●], and [●]. [●] will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of [●], [●], and [●]. [●] will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any; but no such term shall be implied in the absence of express provision. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, (ii) dies or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv) is removed from office pursuant to our Articles.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon providing three-months advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Under our employment agreement with our Chairman, Ms. Yujie Chen, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Ms. Chen an annual salary of US$[●]. Ms. Chen will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Ms. Chen’s employment by giving at least three months’ written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Ms. Chen is also subject to standard confidentiality provision.

Under our employment agreement with our Chief Executive Officer, Mr. Wai Shing Man, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Man an annual salary of US$[●]. Mr. Man will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Man’s employment by giving at least three months’ written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Man is also subject to standard confidentiality provision.

Under our employment agreement with our Chief Financial Officer, Mr. Sing Hon Lam, to become effective as of the effective date of the registration statement of which this prospectus forms a part, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Lam an annual salary of US$[●]. Mr. Lam will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Lam’s employment by giving at least three months’ written notice. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Lam is also subject to standard confidentiality provision.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended June 30, 2025 and 2024, we did not pay any compensation to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plans

As of the date of this prospectus, we have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2025 and 2024, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, Directors, and 5% or greater beneficial owners of our Ordinary Shares. The following table assumes that none of our officers, Directors, or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this Offering. In addition, the following table assumes that the underwriter’s over-allotment option has not been exercised.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. As of the date of this prospectus, the percentage of Shares beneficially owned prior to this Offering is based on [●] Ordinary Shares outstanding as described in “Our Corporate History And Structure” section. None of the shareholders are located in the United States. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after this Offering is based on the number of Ordinary Shares outstanding prior to this Offering plus the [●] Ordinary Shares that we are selling in this Offering, based on an assumed initial public offering price of US$[●] per Ordinary Share, which is the midpoint of the range set forth on the cover page of the prospectus, and no exercise of the underwriters’ over-allotment option. In addition, pursuant to SEC rules, we also deemed a person to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, each of the persons identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
Name of Beneficial Owners(1)	Number	%	Number	%
Directors, Director Nominees and Executive Officers:
Yujie CHEN(2)	[5,550]	55.50%	[5,550]	[●]	%
Wai Shing MAN	—	—	—	—
Sing Hon LAM	—	—	—	—
[●]	—	—	—	—
[●]	—	—	—	—
[●]	—	—	—	—

All directors and executive officers as a group	[5,550]	55.50%	[5,550]	[●]	%
5% shareholders:
Champion Wave Holdings Limited(2)	[5,550]	55.50%	[5,550]	[●]	%
Leading Best Global Limited(3)	[2,000]	20.00%	[2,000]	[●]	%

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Unit 1211, 12/F, One Midtown, 11 Hoi Shing Road, Tsuen Wan, Hong Kong.
(2)	Comprised of [5,550] Ordinary Shares owned by Champion Wave Holdings Limited, a British Virgin Islands business company, which entities are all wholly-owned by Ms. Yujie Chen. Therefore, Ms. Yujie Chen has the voting and dispositive control over the shares held by each of these entities.
(3)	Comprised of [2,000] Ordinary Shares owned by Leading Best Global Limited, a British Virgin Islands business company, which entities are all wholly-owned by Mr. Tak Wai, CHU. Therefore, Mr. Tak Wai, CHU has the voting and dispositive control over the shares held by Leading Best Global Limited. The business address of Leading Best Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred since the beginning of the years ended June 30, 2025, 2024, and 2023. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F.

(a) Names and relationship of related parties:

Name of related parties	Relationship with the Company
Yujie, Chen	Director since March 7, 2025 and beneficial shareholder through 100% ownership of Champion Wave Holdings Limited
Wai Shing, Man	Chief executive officer since January 1, 2025
Champion Wave Holdings Limited	Controlling shareholder

(b) Summary of balances with related parties:

	As of the date of this		June 30,
Amounts due to a director:	prospectus		2025		2024		2023
Yujie, Chen	US$	(311,106)	US$	(311,106)	US$	(294,867)	US$	(300,000)
Total		(311,106)		(311,106)		(294,867)		(300,000)

As of June 30, 2025, 2024 and 2023, and as of the date of this prospectus, the amounts due to director represented amount due to Yujie Chen, which is the director and beneficial shareholder of the Company. These amounts are unsecured, interest-free, and have no fixed terms of repayment.

(c) Summary of related party transactions:

A summary of trade transactions with related parties for the years ended June 30, 2025, 2024 and 2023 are listed below:

	June 30,
Employee benefit expense paid to senior management:	2025		2024		2023
Yujie, Chen	US$	7,692	US$	—	US$	—
Wai Shing, Man	US$	7,692	US$	—	US$	—
Total	US$	15,384	US$	—	US$	—

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our Memorandum and Articles, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

The share capital of the Company consists of Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into 5,000,000,000 Ordinary Shares of par value US$0.00001 each. As of the date of this prospectus, [10,000] Ordinary Shares were issued and outstanding. We will issue [●] Ordinary Shares in this Offering (or [●] Ordinary Shares if the underwriter exercises its option to purchase additional Ordinary Shares in full), assuming an initial offering price of US$[●].

The following are summaries of material provisions of our Memorandum and Articles (each the Memorandum and the Articles) and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Our Current Amended Memorandum and Articles

Objects of our Company. Under our Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Upon the completion of this Offering, our authorized share capital is US$50,000 divided into 5,000,000,000 Ordinary Shares of par value US$0.00001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of any funds of the Company lawfully available for distribution. In addition, our shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. .

Voting Rights. Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Any ordinary resolution is a resolution passed by a simple majority of the votes of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the Articles. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of ordinary shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by Cayman Islands law or by the Memorandum and Articles or other constituent document of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to, unless required by the Nasdaq rules) in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the Articles. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one holder of our shares being not less than an aggregate of one-third of the outstanding shares carrying the right to vote at such general meeting.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten percent of the rights to vote at such general meeting. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our Articles. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 clear day period.

Winding Up; Liquidation. If we are wound up the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place for payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, the Company may by our board of directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of the Company or the shareholder holding those redeemable shares, on the terms and in the manner our board of directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the board of directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which our board of directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares. Provided that such transfer complies with the Nasdaq rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq Capital Market (if such shares are listed on the Nasdaq Capital Market) or in any other form approved by our board of directors, executed:

(a)	where the shares are fully paid, by or on behalf that shareholder; and

(b)	where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our board of directors may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

●	the shares transferred are fully paid up and free of any lien in favour of our Company; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares then, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with: (a) the consent in writing of the holders of two-thirds of the issued shares of that class or (b) the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with the existing shares of that class.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Memorandum and Articles authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional Ordinary Shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. At any time or from time to time, the board of directors shall have the power to appoint any person as a director either to fill a casual vacancy on the board of directors or as an additional director to the existing board of directors subject to any maximum number of directors, if any, as may be determined by the members in general meeting.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision.

A director is not required to hold any shares in the company by way of qualification nor is there any specified upper or lower age limit for directors either for accession to or retirement from the board of directors.

A director may be removed by an ordinary resolution of the Company before the expiration of his term of office (but without prejudice to any claim which such director may have for damages for any breach of any contract between him and the Company) and the Company may by ordinary resolution appoint another in his place. Any director so appointed shall be subject to the retirement by rotation provisions.

The office of a director shall be vacated if he:

(i)	is prohibited by the law of the Cayman Islands from acting as a director; or

(ii)	is made bankrupt or makes an arrangement or composition with his creditors generally; or;

(iii)	resigns his office by notice to the Company; or;

(iv)	only held office as a director for a fixed term and such term expires; or;

(v)	in the opinion of a registered medical practitioner by whom he is being treated, becomes physically or mentally incapable of acting as a director; or;

(vi)	is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or;

(vii)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(viii)	without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

From time to time the board of directors may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the board of directors may determine, and the board of directors may revoke or terminate any of such appointments. The board of directors may also delegate any of its powers to committees consisting of such director(s) or other person(s) as the board of directors thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the board of directors.

Anti-Money Laundering — Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands), pursuant to the Terrorism Act (Revised) of the Cayman Islands or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a “data controller”, while certain of the Company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the Company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled, to a large extent, after the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a takeover offer. When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months after the making of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our Memorandum and Articles provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that our Shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are carried out by that director in relation to the company. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any rights to requisition a general meeting, or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles allow our shareholders holding in aggregate not less than ten percent of the rights to vote at such general meeting to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months; or (v) is removed from office pursuant to any other provisions of our Memorandum and Articles.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands, by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Articles, if our share capital is divided into more than one class of shares then, unless the terms on which a class of shares was issued state otherwise, we may vary the rights attached to any class with the written consent of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with the existing issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our Memorandum and Articles may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Memorandum and Articles of Association — CCP

As of the date of this prospectus, the Group’s and its consolidated foreign operating entities’ respective memorandum and articles of association do not contain any wording from any charter of the CCP.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [●] Ordinary Shares (or [●] Ordinary Shares if the underwriter exercises its over-allotment option in full) outstanding. All of the Ordinary Shares sold in this Offering will be freely transferable by persons other than our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act, without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Ordinary Shares, and while we plan to apply to list our Ordinary Shares on Nasdaq, we cannot assure you that a regular trading market for our Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares. Further, since a large number of our Ordinary Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-up Agreements

We have agreed not to, for a period of six (6) months after the date of closing of this Offering, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this Offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriter.

Furthermore, each of our directors and executive officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares has also entered into a similar lock-up agreement for a period of six (6) months after the date of closing of this Offering, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. Pursuant to such lock-up agreements, each of our directors and executive officers has agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part, without the prior written consent of the underwriter.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Ordinary Shares issued outstanding prior to this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective prospectus under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned our restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell an unlimited number of the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction.

Persons who are our affiliates (including persons beneficially owning 10% or more of our issued and outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1% of the number of Shares then outstanding; or

●	the greater of 1% or the average weekly trading volume of our Ordinary Shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after we became a reporting company, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this Offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires, if any.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

We have been advised by Ogier, our Cayman Islands legal counsel in their opinion that, payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

We have been further advised by Ogier that the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except those who hold interests in land in the Cayman Islands.

Hong Kong Taxation

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Certain Mainland China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands as holding company with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Enterprise Income Tax Law

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands as holding company with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and none of our subsidiaries directly or indirectly holds any interests in any enterprises in Mainland China. We believe neither the Company, nor its subsidiaries, are subject to Enterprise Income Tax Law, Double Tax Avoidance Arrangement or any Mainland Chinese taxation law and regulations, nor these law and regulations have any impact on our business, operations or this Offering.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares. Dividends received on our Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we will be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers , many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a majority of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed [Cogency Global Inc.] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this Offering or any purchase or sale of securities in connection with this Offering. The address of our agent is [122 East 42nd Street, 18th Floor, New York, NY 10168].

Ogier (“Ogier”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Ogier has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Ogier has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

In addition, Ogier has advised us that although there is no statutory recognition and enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the Cayman Islands in certain circumstances without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud; and (vi) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Name	Position	Nationality	Residence
Yujie CHEN	Chairman of the Board of Directors and Director	Chinese	Hong Kong
Wai Shing MAN	Chief Executive Officer and Director	Chinese	Hong Kong
Sing Hon LAM	Chief Financial Officer	Chinese	Hong Kong
[●]	Independent Director	[●]	[●]
[●]	Independent Director	[●]	[●]
[●]	Independent Director	[●]	[●]

Hong Kong

A majority of our directors and officers reside outside the United States in Hong Kong. We have been advised by David Fong & Co., Solicitors, our Hong Kong counsel, that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

David Fong & Co., our counsel with respect to Hong Kong law, have advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

UNDERWRITING

We have entered into an underwriting agreement dated [*], 2025 with the underwriters named below, for which American Trust Investment Services Inc. is acting as representative of the underwriters (the “Representative”), with respect to the Ordinary Shares in this offering. The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Subject to the terms and conditions of the underwriting agreement, we have agreed to issue and sell to the underwriters named below, and the underwriters have agreed, severally and not jointly, to purchase from us the number of shares set forth opposite the underwriter’s name in the following table at the initial public offering price less the underwriting discounts set forth in the cover page of this prospectus:

Name	Number of Ordinary Shares
American Trust Investment Services, Inc.

Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ over-allotment option described below.

The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Over-Allotment Option

We have granted to the underwriters a 30-day option to purchase up to an aggregate of [*] additional Ordinary Shares (or 15% of the number of Ordinary Shares offered in the offering) at the IPO price per Ordinary Share less underwriting discounts. The underwriters may exercise this option for 30 days from the closing of this offering solely to cover sales of Ordinary Shares by the underwriters in excess of the total number of Ordinary Shares set forth in the table above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If any of the additional Ordinary Shares are purchased, the underwriters will offer the additional Ordinary Shares at the IPO price of each Ordinary Share. If this option is exercised in full, the total price to the public will be US$[*], underwriting discounts and commission will be US$[*] and the net proceeds to us, before expenses will be US$[*].

Discounts, Advisory Fee, and Expenses

The Company has agreed to pay the underwriters a cash fee equal to seven percent (7%) of the aggregate gross proceeds raised in this Offering. The Representative proposes initially to offer the Ordinary Shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

	Per Ordinary Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Initial public offering price(1)	US$	US$	US$
Underwriters’ discounts(2)
Proceeds, before expenses, to us	US$	US$	US$

(1)	IPO price per share is assumed to be US$[●] per Ordinary Share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus.
(2)	We have agreed to pay the Representative a discount equal to seven percent (7%) of the gross proceeds of this Offering.

The Company has agreed to pay reasonable and documented underwriters’ accountable expenses of up to US$[●], which includes, without limitation, (A) reasonable fees of legal counsel incurred by the underwriters in connection with the Offering; (B) all third party due diligence include the cost of any background checks; (C) IPREO book-building and prospectus tracking software; (D) reasonable roadshow expenses; (E) preparation of bound volumes and Lucite cube mementos in such quantities as the underwriters including underwriter’s U.S. & local counsel shall reasonably request, and (F) background check consultant. The expenses will be paid by the Company directly to the third party. We have paid the Representative a US$50,000 advance (the “Advance”) to be credited against the accountable expenses actually incurred by the Representative upon the successful completion of this offering and reimbursed the Representative US$60,000 for their legal expenses. The Advance will be returned to the Company to the extent such out-of-pocket accountable expenses are not actually incurred, or are less than the advances in accordance with FINRA Rule 5110(g). The Representative may deduct from the net proceeds of the offering payable us at closing the expenses to be paid by us to the underwriters, less the expense advance.

The Company has also agreed to pay the underwriter a non-accountable expense, equal to one percent (1%) of the gross proceeds received by us from the sale of the Ordinary Shares including shares sold pursuant to the exercise of the over-allotment option.

Right of First Refusal

Subject to our right to terminate the underwriting agreement for cause pursuant to FINRA Rule 5110(g)(5)(B), we have granted the Representative a right of first refusal, for a period of six (6) months from the closing of this offering, to provide investment banking services to the Company on an exclusive basis and on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/placement agents (the “Right of First Refusal”), which is exercisable in the Representative’s sole discretion. For purposes of this Right of First Refusal, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering in the United States; and (b) acting as placement agent or initial purchaser in connection with any private offering of securities of the Company in the United States.

Tail Financing

If within 6 months from the effective date of termination or expiration of the engagement letter, the Company completes a public or private offering of its securities with any investor(s) introduced to the Company by the Representative during the term of the engagement letter, then the Company shall pay the Representative a tail fee equal to the compensation that would have been payable had the Representative participated in such transaction, provided that such investor(s) were first introduced to the Company by the Representative and documented in writing during the term of the engagement letter. This provision is intended to comply with FINRA Rule 5110(g)(5)(B). If the Company terminates the engagement letter for cause — defined as the Representative’s material breach of its obligations or willful failure to perform the services contemplated herein — no tail fee (or other post-termination compensation) shall be payable. Any tail fee must be reasonable in relation to the underwriting or placement services originally contemplated and shall not exceed the cash fee rate set forth in the engagement letter. No tail fee is owed for any transaction consummated after the tail period.

Determination of Offering Price

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price was determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriter and we considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The initial public offering price set forth on the cover page of this prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our Ordinary Shares or that the Ordinary Shares will trade in the public market at or above the initial public offering price.

Electronic Offer, Sale and Distribution of Ordinary Share

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the Offering. The underwriters may agree to allocate a number of Ordinary Shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

Lock-up Agreements

The Company, each of its directors and officers and holders of five percent (5%) or more of the our securities (including warrants, options, convertible securities and Ordinary Shares) on a fully diluted basis immediately prior to the consummation of this Offering have agreed or are otherwise contractually restricted for a period of for the Company and for our directors and officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares, six (6) months, after the date of closing of this Offering, without the prior written consent of the Representative not to directly or indirectly:

●	issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of the Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for the Ordinary Share or other capital stock;

●	in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for Ordinary Share or other capital stock, filed with the SEC after the closing date of this Offering; or

●	enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for Ordinary Share or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of the Ordinary Share or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

The lock-up agreements are subject to customary exceptions, including transfers:

●	as a bona fide gift or gifts, or for charitable contributions;

●	to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party;

●	to a partnership, limited liability company, or other entity of which the lock-up party and/or the immediate family of the lock-up party are the only members or partners; or

●	by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement.

In all cases, the transferees must agree to be bound by the terms of the lock-up agreement, and no public filing or announcement reporting the transfer is required or will be made.

There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this Offering providing consent to the sale of shares prior to the expiration of the lock-up period. The lock up does not apply to the issuance of shares upon the exercise of rights to acquire Ordinary Shares pursuant to any existing stock option or the converting any of preferred convertible stock.

The Representative may in its sole discretion and at any time without notice release some or all of the ordinary shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Stabilization

Prior to this Offering, there has been no public market for the Ordinary Shares. Consequently, the initial public offering price for the Ordinary Shares will be determined by negotiations among us and the Representative. Among the factors to be considered in determining the initial public offering price are the Company’s results of operations, its current financial condition, its future prospects, its markets, the economic conditions in and future prospects for the industry in which the Company competes, its management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to the Company. Neither the Company nor the underwriters can assure investors that an active trading market will develop for the Ordinary Shares, or that Ordinary Shares will trade in the public market at or above the initial public offering price.

The Company plans to have the Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “[●].”

In connection with the Offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriter of the Ordinary Share in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of the Ordinary Share available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the Offering.

●	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Ordinary Share originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in the shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of the Ordinary Share until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Ordinary Shares or preventing or retarding a decline in the market price of the Ordinary Shares. As a result, the price of the Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of the Ordinary Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Passive Market Making

In connection with this offering, underwriter, and selling group members may engage in passive market making transactions in our securities on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

The Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, an offer of Ordinary Shares described in this prospectus may not be made to the public in that member state unless the prospectus has been approved by the competent authority in such member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Regulation, except that an offer to the public in that member state of any Ordinary Shares may be made at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer of securities to the public” in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Ordinary Shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The sellers of the Ordinary Shares have not authorized and do not authorize the making of any offer of the Ordinary Shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Ordinary Shares as contemplated in this prospectus. Accordingly, no purchaser of the Ordinary Shares, other than the underwriters, is authorized to make any further offer of the Ordinary Shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors as defined in the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the Ordinary Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Ordinary Shares has been or will be:

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the Ordinary Shares to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Ordinary Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This document, as well as any other offering or marketing material relating to the Ordinary Shares which are the subject of the Offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the Ordinary Shares nor the shares underlying the Ordinary Shares will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Ordinary Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the Ordinary Shares.

The Ordinary Shares are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This Offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the Ordinary Shares shall be deemed to be made to such recipient and no applications for the Ordinary Shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the Ordinary Shares you undertake to us that, for a period of 12 months from the date of issue of the Ordinary Shares, you will not transfer any interest in the Ordinary Shares to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Ordinary Shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

●	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

●	where no consideration is or will be given for the transfer; or

●	where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Ordinary Shares.

Notice to Prospective Investors in the United Arab Emirates

The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Ordinary Shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Ordinary Shares offered should conduct their own due diligence on the Ordinary Shares. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

The address of American Trust Investment Services, Inc. is 910 S. El Camino Real, Suite 200, San Clemente, CA 92672.

EXPENSES RELATED TO OFFERING

The following table sets forth the costs and expenses other than underwriting discounts and commissions, payable by us in connection with the offer and sale of Ordinary Shares in this Offering. All amounts listed below are estimates except the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Itemized expense	Amount
SEC registration fee	US$	[●]
FINRA filing fee		[●]
Nasdaq listing fee		[●]
Printing and engraving expenses		[●]
Legal fees and expenses		[●]
Accounting fees and expenses		[●]
Advisory fees		[●]
Miscellaneous		[●]
Total	US$	[●]

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws. The representatives of the underwriters, American Trust Investment Services, Inc. is being represented by DeMint Law, PLLC in connection with this Offering. The legal matters concerning this Offering relating to Cayman Islands law will be passed upon for us by Ogier. Certain legal matters as to Hong Kong law will be passed upon for us by David Fong & Co., Solicitors. Certain legal matters as to PRC law will be passed upon for us by China Commercial Law Firm.

EXPERTS

The consolidated financial statements for the years ended June 30, 2025 and 2024, included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this Offering of our Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but they are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its website at: http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this Offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements that will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

JOYBYTE HOLDINGS LIMITED
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
JoyByte Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JoyByte Holdings Limited and its subsidiaries (collectively the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

September 23, 2025

We have served as the Company’s auditor since June 9, 2025.

JOYBYTE HOLDINGS LIMITED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2025 AND 2024 (Stated in US Dollars)

	2025		2024
ASSETS
Current assets
Cash	$1,945,102		$206,768
Accounts receivable, net	345,682		122,386
Prepaid expenses and other current assets, net	152,773		—
Total current assets	2,443,557		329,154

Non-current assets
Deferred tax assets	—		47,517
Deferred initial public offering costs	153,457		—
Total non-current assets	153,457		47,517
TOTAL ASSETS	$2,597,014		$376,671

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities
Accounts payable	$909,608		$218,456
Due to a director	311,106		294,867
Income tax payable	153,011		—
Total current liabilities	1,373,725		513,323

Non-current liability
Long-term debt	—		108,742
Total non-current liability	—		108,742
TOTAL LIABILITIES	1,373,725		622,065

Commitments and contingencies (Note 15)

Equity
Ordinary shares, par value $0.00001 per share, 5,000,000,000 shares authorized; 10,000 shares issued and outstanding as of June 30, 2025 and 2024, respectively*	—	**	— **
Subscription receivables	—		(384,615)
Additional paid-in capital	391,025		391,025
Retained earnings (Accumulated deficit)	832,264		(251,804)
Total shareholders’ equity (deficit)	1,223,289		(245,394)

TOTAL LIABILITIES AND EQUITY	$2,597,014		$376,671

*	Shares presented on a retroactive basis to reflect the Reorganization (see Note 8).

**	Amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

JOYBYTE HOLDINGS LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

	2025	2024
Revenue	$2,934,765	$1,130,773
Cost of revenue	1,531,414	1,340,282
Gross profit (loss)	1,403,351	(209,509)

General and administrative expenses	110,626	9,291
Total operating expenses	110,626	9,291

Operating income (loss)	1,292,725	(218,800)
Interest expense	8,129	8,742

Income (loss) before taxes	1,284,596	(227,542)
Provision for (benefit from) income taxes	200,528	(35,894)

Net income (loss)	$1,084,068	$(191,648)

Income (loss) per share – basic and diluted	$108.41	$(19.16)
Basic and diluted weighted average shares outstanding*	10,000	10,000

*	Shares presented on a retroactive basis to reflect the Reorganization (see Note 8).

The accompanying notes are an integral part of these consolidated financial statements.

JOYBYTE HOLDINGS LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

	Ordinary Shares				Additional
	Number Of issued*	Amount*		Subscription Receivables*	Paid-in Capital*	Accumulated Deficit	Total
Balance, July 1, 2023	10,000	$—	**	$(384,615)	$391,025	$(60,156)	$(53,746)
Net loss	—	—			—	(191,648)	(191,648)
Balance, June 30, 2024	10,000	$—	**	$(384,615)	$391,025	$(251,804)	$(245,394)

	Ordinary Shares				Additional	(Accumulated Deficit)
	Number Of issued*	Amount*		Subscription Receivables*	Paid-in Capital*	Retained Earnings	Total
Balance, July 1, 2024	10,000	$—	**	$(384,615)	$391,025	$(251,804)	$(245,394)
Settlement of subscription receivables	—	—	**	384,615	—	—	384,615
Net income	—	—			—	1,084,068	1,084,068
Balance, June 30, 2025	10,000	$—	**	$—	$391,025	$832,264	$1,223,289

*	Shares presented on a retroactive basis to reflect the Reorganization (see Note 8).

**	Amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

JOYBYTE HOLDINGS LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

	2025	2024
Cash flows from operating activities:
Net income (loss)	$1,084,068	$(191,648)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Allowance for expected credit loss	1,971	1,039
Deferred tax expense (benefit)	47,517	(35,894)
Changes in operating assets and liabilities:
Accounts receivable	(225,219)	38,795
Prepaid expenses and other current assets	(152,821)	—
Accounts payable	691,152	9,663
Interest payable	(8,742)	8,742
Income tax payable	153,011	—
Net cash provided by (used in) operating activities	1,590,937	(169,302)

Cash flows from financing activities:
Settlement of subscription receivables	384,615	—
New borrowing raised	—	100,000
Repayment of borrowing	(100,000)	—
Advance from a director	66,239	1,277
Repayment to a director	(50,000)	—
Payments of offering costs related to initial public offering	(153,457)	—
Net cash provided by financing activities	147,397	101,277

Net increase (decrease) in cash	1,738,334	(68,025)
Cash at beginning of the year	206,768	274,793
Cash at end of the year	$1,945,102	$206,768

Supplementary cash flows information:
Interest paid	$16,871	$—
Listing fee paid	$153,457	$—

The accompanying notes are an integral part of these consolidated financial statements.

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

JoyByte Holdings Limited (“JoyByte”) was incorporated in the Cayman Islands (“Cayman”) on February 17, 2025 as an investment holding company. JoyByte conducts its primary operations through its directly wholly owned subsidiary HongKong Grand Universe Technology Limited (“Grand Universe”) which is incorporated and domiciled in Hong Kong, the People’s Republic of China.

JoyByte wholly owns Success Wave Holdings Limited (“SW”) an investment holding company that was incorporated in the British Virgin Islands (“BVI”) on January 21, 2025. The primary purpose of SW is to hold Grand Universe.

JoyByte, through its indirectly wholly-owned subsidiary, Grand Universe, providing online mobile game publishing, payment solutions, and marketing promotion services to game developers through (i) distribution channels; and (ii) advertising agencies (collectively the “distribution platforms”).

The following is an organization chart of the JoyByte and its subsidiary as of June 30, 2025:

As of June 30, 2025, the subsidiaries of JoyByte are detailed in the table as follows:

Name of company	Place of incorporation	Attributable equity interest (%)	Issued capital
Success Wave Holdings Limited	BVI	100	$1
HongKong Grand Universe Technology Limited	Hong Kong	100	HK$50,000

Reorganization

The reorganization of the legal structure of the Company was completed on April 17, 2025, through a series of planned transactions, resulting in JoyByte becoming a direct subsidiary of Champion Wave Holdings Limited (“Champion Wave”) and the holding company of the subsidiaries described below.

JoyByte was incorporated by an independent third party with 100% ownership on February 17, 2025. On March 7, 2025, Champion Wave, a company incorporated on January 21, 2025, by Yujie Chen with 100% ownership, acquired 100% of the equity interest in JoyByte from the independent third party for a total consideration of HK$300. At the time of acquisition, JoyByte was a dormant company with no business operations. On the same date, JoyByte allotted 9,999 ordinary shares at HK$300 per share to Champion Wave, for a total consideration of HK$3,000,000 (equivalent to $384,615).

SW was incorporated by Yujie Chen with 100% ownership on January 21, 2025. Grand Universe was incorporated by Yujie Chen with 100% ownership on February 7, 2023. On March 6, 2025, SW acquired 100% of the equity interest in Grand Universe from Yujie Chen for a total consideration of HK$1.

On April 3, 2025, Champion Wave transferred 44.5% of the equity interest in JoyByte to six independent third parties.

On April 17, 2025, JoyByte acquired 100% of the equity interest in SW from Yujie Chen for a total consideration of $1. As a result, SW and its wholly owned subsidiary, Grand Universe, became wholly owned subsidiaries of JoyByte.

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

These transactions are collectively referred to as the “Reorganization”.

Prior to April 17, 2025, Grand Universe, the operating subsidiary, was ultimately controlled by Yujie Chen, who collectively held 100% of the voting rights in the entity immediately before April 17, 2025. Following the transfer of 44.5% of JoyByte’s equity interest to independent third parties on April 3, 2025, Yujie Chen’s direct voting interest in JoyByte was reduced to 55.5%, while maintaining ultimate control over JoyByte, SW, and Grand Universe. The Reorganization was undertaken to transfer 100% ownership of Grand Universe to SW, with no change in ultimate control before and after the transaction.

Before and after the Reorganization, JoyByte, SW, and Grand Universe were ultimately controlled by the same controlling shareholder, who collectively held more than 50% of the voting rights in these entities. Accordingly, the Reorganization is accounted for as a common control transaction in accordance with ASC 805-50, as the same individual retained control both before and after the series of transactions.

The consolidation of the Company has been accounted for at historical cost and prepared on the basis that the aforementioned transactions had been effective from the beginning of the first period presented in the accompanying consolidated financial statements. The results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements include the accounts of JoyByte and its subsidiary (collectively the “Company”). Management has eliminated all significant inter-company balances and transactions in preparing the accompanying consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the consolidated financial statements in conformity with the US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

General and administrative expenses

General and administrative expenses include employee benefit expense, and other office expenses.

Cash

Cash consists primarily of cash in accounts held at financial institutions.

Lease

ASC 842 generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU asset to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU asset and liability do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. For the years ended June 30, 2025 and 2024, expense relating to short-term lease expense of $8,462 and nil was recognized in general and administrative expenses, respectively.

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

Foreign currency

The accompanying consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company and all its subsidiaries is also $.

Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of operations.

Adoption of new accounting standard

In November, 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting (“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on July 1, 2024, which was applied retrospectively to all prior periods presented. See Note 14 for further information.

Accounts receivables, net

Accounts receivable, net includes amounts billed under the contract terms. The amounts are stated at amortized cost less an allowance for expected credit loss as needed. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company assesses the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Deferred initial public offering (“IPO”) costs

Deferred IPO costs consist of costs incurred in connection with the Company’s planned IPO in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the planned IPO or charged to consolidated statements of operations if the planned IPO is not completed. As of June 30, 2025 and 2024, the Company had deferred IPO costs of $153,457 and nil, respectively.

Long-term debt

Long-term debt is recognized initially at fair value less attributable transaction costs, if any. Subsequent to initial recognition, borrowing is stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowing together with any interest and fees payable, using the effective interest method.

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets. The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company markets and operates online games pursuant to business arrangements under which third-party game developers authorize the Company to conduct precision marketing, publishing and payment channel operation and/or brand development services through:

(i) Distribution channels

All the online games that the Company markets or operates are under free-to-play basis whereby the players can play the game free of charge and are charged for purchase of virtual items in the game. Such payments are generally non-refundable and non-cancellable.

The Company considers the game developer as the customer and regard itself as the agent of the game developer in dealing with the player of the game product because (i) the game developer is responsible for providing game products, and embracing the right to authorize the Company to provide services; (ii) the game developer is responsible for the development, upgrade, update and maintenance of the game; (iii) the game developer independently sets the prices of virtual items in the game, and is responsible for the generation, transfer, operation and destruction of virtual items; and (iv) the game developer is responsible for hosting and maintaining the game server.

Pursuant to the service agreements between the Company and the third-party game developer, the Company charges the game developer a service fee based on certain percentage of the amounts remitted by distribution channels (e.g., Apple App Store, Google Play) from player purchases. Revenue is recognized on a net basis, representing amounts received from the distribution channels after deducting the distribution channels’ share and the developer’s share, at the point in time when the players pay for purchase of the virtual items in the game and the consideration is reasonably estimable.

(ii) Advertising agencies

The online games also allow the placement of advertisements within mobile applications, arranged through advertising agencies such as Google and AppLovin.

The Company considers the game developer as the customer and acts as an agent in arranging for advertisement placement because (i) the game developer is responsible for providing advertising inventories, and embracing the right to authorize the Company to arrange advertisements; (ii) the game developer is responsible for the development, upgrade, update, and maintenance of the game to ensure that the advertisements can be properly displayed; (iii) the Company does not set advertisement prices, which are determined by the advertising agencies; and (iv) the game developer is responsible for hosting and maintaining the game server.

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Pursuant to the service agreements between the Company and the third-party game developers, the Company charges the game developer a service fee based on certain percentage of the amounts remitted by the advertising agencies for advertisements displayed in the game. Revenue is recognized on a net basis, representing the Company’s share after deducting the shares of the game developer and the advertising agency, at the point in time when the advertisement is displayed and the consideration is reasonably estimable.

Costs of revenue

The Company has contractual relationships with advertising agencies, advertising brokers, and directly with advertisers to display advertisements in software products. The Company expense advertising costs as incurred.

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (ASC 326) requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the consolidated financial statements and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Income (loss) per share

The Company computes income (loss) per share following ASC 260, Earnings per share. Basic income per share is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted income per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding for the years ended June 30, 2025 and 2024.

Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s CODM is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance.

ASC 280 requires a public entity to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. ASC 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or apply the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income that also is reported as consolidated net income on the consolidated statements of operations, after considering the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included interest and income tax expenses, which are reflected in the segment and consolidated net income.

Financial instruments

The Company’s financial instruments, including cash, accounts receivable, net, other current assets, net, accounts payable, amount due to a director, have carrying amounts that approximate their fair values due to their short maturities. ASC 820, Fair Value Measurement requires disclosing the fair value of financial instruments held by the Company. ASC 825, Financial Instruments defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures.

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, net, other current assets, net, accounts payable and amount due to a director, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization. The three levels of valuation hierarchy are defined as follows:

Level 1:	inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.
Level 2:	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.
Level 3:	inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (ASC 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on July 1, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Income Statement – Reporting Comprehensive Income, to expand income statement expense disclosures and require disclosure in the notes to the consolidated financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting the standard on the consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and statements of cash flows.

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	June 30,
	2025	2024
Accounts receivable, gross	$349,981	$124,762
Less: allowance for expected credit loss	(4,299)	(2,376)
Total	$345,682	$122,386

The movement of allowances for expected credit loss is as follow:

	June 30,
	2025	2024
Balance at beginning of the year	$(2,376)	$(1,337)
Provision	(1,923)	(1,039)
Ending balance	$(4,299)	$(2,376)

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

	June 30,
	2025	2024
Prepaid expenses	$150,000	$—
Deposit, gross	2,821	—
Less: allowance for expected credit loss	(48)	—
Total	$152,773	$—

The movement of allowances for expected credit loss is as follow:

	June 30,
	2025	2024
Balance at beginning of the year	$—	$—
Provision	(48)	—
Ending balance	$(48)	$—

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 5 — LONG-TERM DEBT

On October 9, 2023, the Company entered into an agreement with an independent third party to have a borrowing of $100,000 for operating purposes. The amount outstanding under the agreement bears interest at a rate of 12% per annum, unsecured and repayable in two years on October 8, 2025. No demand clause is included in the agreement.

For the years ended June 30, 2025 and 2024, interest expense of $8,129 and $8,742 was recognized in the consolidated statements of operations. The amount was early repaid on March 4, 2025 and there was no outstanding balance as of June 30, 2025.

The borrowing consists of the following as of June 30, 2025 and 2024:

Provider	Facility	Principal amount	Issuance date	Expiration date	Interest	June 30,
						2025	2024
HongKong Kingboat Technology Limited	Term loan	$100,000	October 9, 2023	October 8, 2025	Annual interest rate of 12%	$—	$108,742
Amount classified as non-current liability						$—	$108,742

NOTE 6 — CONCENTRATIONS OF RISK

Customer concentrations

For the years ended June 30, 2025 and 2024, the Company generated all of its revenues from three customers and one customer, respectively. None of these customers are related parties of the Company. For the years ended June 30, 2025 and 2024, there were two and one customers that each accounted for 10% or more of total revenues, respectively. Customers accounting for 10% or more of the Company’s revenue were as follows:

	For the years ended June 30,
	2025	2024
Customer A	59.4%	100.0%
Customer B	39.7%	N/A*

*	Revenue from each of these customers was individually less than 10% of the total revenue of the Company, or the customer did not generate any revenue for the respective year.

As of June 30, 2025 and 2024, there were three and four distribution platforms each with accounts receivable accounting for 10% or more of the Company’s total accounts receivable, respectively. The details are as follows:

	June 30,
	2025	2024
Platform A	28.5%	14.0%
Platform B	18.9%	19.3%
Platform C	15.1%	N/A*
Platform D	N/A*	11.3%
Platform E	N/A*	49.6%

*

Accounts receivable from each of these distribution platforms was individually less than 10% of the total accounts receivable of the Company, or the distribution platform did not have any balance for the respective year.

NOTE 7 — DEFERRED IPO COSTS

Deferred IPO costs consist of the following:

	June 30,
	2025	2024
Legal fees	$99,010	$—
Accounting related fees	26,154	—
Other miscellaneous fees	28,293	—
Total	$153,457	$—

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 8 — EQUITY

Ordinary shares

The authorized and outstanding numbers of ordinary shares of JoyByte were 5,000,000,000 shares and 1 share, with a par value of $0.00001 each, at the date of incorporation, respectively.

JoyByte was a dormant company with no business operations. On March 7, 2025, 9,999 ordinary shares were allotted to JoyByte’s then sole shareholder, Champion Wave, at a value of HK$300 each for a total consideration of HK$3,000,000 (equivalent to $384,615).

The allotment of these shares is considered as a part of the reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

NOTE 9 — EMPLOYEE BENEFIT PLANS

Hong Kong

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

NOTE 10 — PROVISION FOR INCOME TAXES

Cayman Islands

The Company is not subject to tax on income or capital gains under current Cayman law. In addition, upon payments of dividends by these entities to their shareholders, no Cayman withholding tax will be imposed.

Hong Kong

Under the two-tiered profits tax rates regime, the first HK$2 million of the estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The assessable profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on income (loss) before income tax for the years ended June 30, 2025 and 2024 was 15.61% and 15.77%, respectively.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations as determined in accordance with ASC 740 are as follows:

	For the years ended June 30,
	2025	2024
Current taxes	$153,011	$—
Deferred taxes	47,517	(35,894)
Provision for (benefit from) income taxes	$200,528	$(35,894)

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 10 — PROVISION FOR INCOME TAXES (cont.)

The following table reconciles statutory rate to effective tax rate:

	For the years ended June 30,
	2025	2024
Hong Kong statutory income tax rate	16.50%	16.50%
– Non-deductible expenses	0.77%	(0.73)%
– Tax reduction	(1.66)%	-
Effective tax rate	15.61%	15.77%

Deferred tax

The Company measures deferred tax asset based on the difference between the consolidated financial statements and tax base of asset at the applicable tax rates. Components of the Company’s deferred tax asset are as follows:

	June 30,
	2025	2024
Deferred tax asset:
Net operating loss carry forwards	$—	$47,517
Total deferred tax asset	—	47,517

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

As of June 30, 2025, the Company has available net operating loss carry forwards of $287,983 from year ended June 30, 2024, and there is no tax loss carried forward incurred for year ended June 30, 2025 for Hong Kong profits tax purposes. All such losses may be carried forward indefinitely.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. As of June 30, 2025 and 2024, the Company has no uncertain tax positions.

The Company files income tax returns in Hong Kong. The Company’s tax returns from inception through June 30, 2025 remain open and subject to examination. The Company is not currently under examination by any taxing authorities.

The Company’s policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company has not recognized interest or penalties in its consolidated statements of operations since inception.

NOTE 11 — DISAGGREGATED REVENUES

Disaggregated information of revenue by sources is as follows:

	For the years ended June 30,
Total revenues as of:	2025	2024
Distribution channels	$378,592	$636,572
Advertising agencies	2,556,173	494,201
Total	$2,934,765	$1,130,773

Disaggregated information of revenue by geographical area is as follows:

For the years ended June 30, 2025 and 2024, all of the Company’s revenues originated in the Asia Pacific region.

Disaggregated information of revenue by service delivery method is as follows:

For the years ended June 30, 2025 and 2024, all of the Company’s services were delivered through mobile.

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 12 — RISKS

A.	Credit risk

Accounts receivable, net

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates and repayment history. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the years ended June 30, 2025 and 2024 is $349,981 and $124,762, respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $102,564 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Other current assets

The Company assessed the impairment for other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have had no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for other current assets as of June 30, 2025 and 2024 is $48 and nil, respectively.

B.	Interest rate risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

Except for bank deposits grouped under cash in the consolidated balance sheets, the Company has no other significant floating interest-bearing assets or liabilities.

Since there is no floating interest-bearing borrowing in the Company, the cash flow interest rate risk is considered to be low. Therefore, its income and operating cash flows are substantially independent of changes in market interest rates and no sensitivity analysis has been presented.

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in $, which is the functional currency of the operating subsidiary. In the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not resort to any foreign currency hedging facilities to eliminate the currency exposures. However, the directors closely monitor the related foreign currency exposure and will consider foreign currency hedging to mitigate foreign currency risk should the need arise.

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 12 — RISKS (cont.)

D.	Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.	Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 13 — RELATED PARTY TRANSACTIONS

A.	Names and relationship of related parties

Name of related parties	Relationship with the Company
Yujie Chen	A director of the Company since March 7, 2025, and is a beneficial shareholder, indirectly owning 55.5% of the equity interest in JoyByte through full ownership of Champion Wave.
Wai Shing Man	The chief executive officer of the Company since January 1, 2025.
Champion Wave	A controlling shareholder of JoyByte, owning 55.5% of its equity interest.

B.	Summary of balances with related parties

	June 30,
Amounts due to a director:	2025	2024
Yujie Chen	$(311,106)	$(294,867)
Total	(311,106)	(294,867)

As of June 30, 2025 and 2024, amounts due to the director of $311,106 and $294,867, respectively, represented the outstanding balances owed to Yujie Chen, the director and beneficial controlling shareholder of the Company. Amounts due to the director primarily represent advances for operational purposes of the Company. These balances are non-trade in nature, unsecured, non-interest bearing and repayable on demand. For the years ended June 30, 2025 and 2024, the Company received advances of $66,239 and $1,277, respectively, from Yujie Chen, and repaid $50,000 and nil, respectively, to Yujie Chen.

C.	Summary of related party transactions

	For the years ended June 30,
Employee benefit expense paid to senior management:	2025	2024
Yujie Chen	$7,692	$—
Wai Shing Man	$7,692	$—
Total	$15,384	$—

JOYBYTE HOLDINGS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2025 AND 2024 (Stated in US Dollars)

NOTE 14 — SEGMENT REPORTING

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which is the provision of marketing and operation services of online games. The CODM assesses performance and decides how to allocate resources based on consolidated net income as reported on the consolidated statements of operations. Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of operations. Substantially all of the Company’s long-lived assets were derived in and located in Hong Kong.

Key financial performance measures of the segments are as follows:

	For the years ended June 30,
	2025	2024
Revenue	$2,934,765	$1,130,773
Cost of revenue	1,531,414	1,340,282
Gross profit (loss)	1,403,351	(209,509)

General and administrative expenses	110,626	9,291
Total operating expenses	110,626	9,291

Operating income (loss)	1,292,725	(218,800)
Interest expense	8,129	8,742

Income (loss) before taxes	1,284,596	(227,542)
Provision for (benefit from) income taxes	200,528	(35,894)

Net income (loss)	$1,084,068	$(191,648)

	June 30,
	2025	2024
Total assets	$2,597,014	$376,671
Total liabilities	1,373,725	622,065
Net assets (liabilities)	$1,223,289	$(245,394)

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025 and 2024 through the issuance date of these consolidated financial statements.

NOTE 16 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the consolidated balance sheets, including the estimates inherent in the process of preparing the consolidated financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to June 30, 2025 to the date of September 23, 2025, these consolidated financial statements were issued, and has determined that it does not have any material events to disclose.

[●] ORDINARY SHARES

JOYBYTE HOLDINGS LIMITED

PRELIMINARY PROSPECTUS

[●], 2025

[Underwriter]

Until [●], 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade our securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Exculpation, Insurance, and Indemnification of Office Holders (Including Directors and Officers).

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

On April 3, 2025, Champion Wave Holdings Limited entered into Sale and Purchase Agreements with Leading Best Global Limited and five other investors, respectively. Pursuant to the Sales and Purchase Agreements, Champion Wave Holdings Limited was to sell, and Leading Best Global Limited and five other investors were to acquire, 20.00%, 4.90%, 4.90%, 4.90%, 4.90% and 4.90% of the issued equity interests in JoyByte Holdings Limited, at the consideration of HK$600,000, HK$147,000, HK$147,000, HK$147,000, HK$147,000 and HK$147,000, respectively. On the same date, Champion Wave Holdings Limited executed the instrument of transfers whereby Champion Wave Holdings Limited transferred 2,000, 490, 490, 490, 490 and 490 Ordinary Shares, out of its 10,000 Ordinary Shares, to Leading Best Global Limited and five other investors, respectively. Subsequent to the transfers, JoyByte Holdings Limited is owned as to 5,550, 2,000, 490, 490, 490, 490 and 490 Ordinary Shares by Champion Wave Holdings Limited, Leading Best Global Limited and five other investors, respectively.

All of the foregoing issuances were made outside of the U.S. pursuant to Regulation S or to U.S. entities pursuant to Section 4(a)(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings.

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Memorandum of Association and Articles of Association, as currently in effect
4.1*	Specimen certificate evidencing Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the Shares being registered
8.1*	Opinion of Ogier as to certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Employment Agreement between the registrant and Ms. Yujie Chen, registrant’s Director and Chair of the Board
10.2*	Employment Agreement between the registrant and Mr. Wai Shing MAN, registrant’s Director and Chief Executive Officer
10.3*	Employment Agreement between the registrant and Mr. Sing Hon LAM, registrant’s Chief Financial Officer
10.4*	Form of Independent Director Agreement by and between the registrant and its Independent Director
10.5*	Tenancy Agreement of Unit 1211, 12/F, One Midtown, 11 Hoi Shing Road, Tsuen Wan, Hong Kong
10.6*	Game Licensing Agreement with Guangzhou Qingzhou Information Technology Company Limited dated February 3, 2023
10.7*	Game Licensing Agreement with Nexfun Company Limited dated July 1, 2024
10.8*	Marketing Service Framework Agreement with Cloudtrons Century Co., Limited dated January 1, 2025
10.9*	Advertisement Placement Contract with Bluemedia Pte. Ltd. dated March 1, 2023
10.10*	Form of Lock-Up Agreement (included in Exhibit 1.1)
10.11*	Form of Indemnification Agreement (included in Exhibit 1.1)
14.1*	Form of Code of Business Conduct and Ethics
21.1*	List of subsidiaries of the Company
23.1*	Consent of WWC, P.C.
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of David Fong & Co., Solicitors (included in Exhibit 99.4)
23.4*	Consent of Migo Corporation Limited
24.1*	Power of Attorney (included in the signature page to the Form F-1)
99.1*	Audit Committee Charter
99.2*	Nominating Committee Charter
99.3*	Compensation Committee Charter
99.4*	Opinion of David Fong & Co., Solicitors, as to certain Hong Kong Legal Matters
99.5*	Opinion of China Commercial Law Firm, as to certain PRC Legal Matters
99.6*	Consent of [●], Independent Director Nominee
99.7*	Consent of [●], Independent Director Nominee
99.8*	Consent of [●], Independent Director Nominee
99.9*	Executive Compensation Recovery Policy
99.10*	Form of Insider Trading Policy
107*	Calculation of Filing Fee Table

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on [●], 2026.

JOYBYTE HOLDINGS LIMITED

By:
Name:	Wai Shing MAN
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mr. Wai Shing MAN, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	Director, Chief Executive Officer	[●]
Wai Shing MAN	(Principal Executive Officer)

	Chairman of the Board of Directors,	[●]
Yujie CHEN	Director

	Chief Financial Officer	[●]
Sing Hon LAM	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in New York, NY on [●], 2026.

[Cogency Global Inc.]

By:
Name:	[●]
Title:	[●]